Exhibit 2.1

EXECUTION VERSION

EQUITY AND ASSET PURCHASE AGREEMENT

by and between

MARTIN MARIETTA MATERIALS, INC.

CRH AMERICAS MATERIALS, INC.

AND

CRH PLC
(solely for the purposes set forth herein)

Dated as of November 20, 2023

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Exhibit

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Ready-Mix Plant Supply Agreement
Exhibit C	Form of Odessa Distributor Agreement
Exhibit D	Form of RMC Lease
Exhibit E	Form of Deed
Exhibit F	Form of Lease Assignment and Assumption Agreement
Exhibit G	Form of Bill of Sale
Exhibit H	Form of Assignment and Assumption Agreement
Exhibit I	Form of Terminal Lease
Exhibit J	Form of Mining, Supply and License Agreement
Exhibit K	Form of Beaumont Supply Agreement
Exhibit L	Inventory Calculation

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INDEX OF DEFINED TERMS

Defined Term	Location of Definition

401(k) Plan	Section 5.06(e)
Accounting Principles	Section 9.06(b)
Actual Fraud	Section 9.06(b)
Affiliate	Section 9.06(b)
Affiliate Contract	Section 9.06(b)
Agreement	Preamble
Alternative Proposal	Section 9.06(b)
Announcements	Section 5.08
Assignment and Assumption Agreement	Section 1.03(b)(x)
Assumed Benefit Plan	Section 9.06(b)
Assumed HR Liabilities	Section 5.06(d)(i)
Assumed Liability	Section 9.06(b)
Balance Sheet	Section 9.06(b)
Bankruptcy Exceptions	Section 2.02
Benefit Plan	Section 9.06(b)
Bill of Sale	Section 1.03(b)(ix)
Business	Section 9.06(b)
Business Assets	Section 9.06(b)
Business Day	Section 9.06(b)
Business Employee	Section 9.06(b)
Business Group	Section 9.06(b)
Business Group Member	Section 9.06(b)
Business Intellectual Property	Section 9.06(b)
Cash	Section 9.06(b)
Closing	Section 1.02
Closing Cash	Section 1.04(b)
Closing Date	Section 1.02
Closing Indebtedness	Section 1.04
Closing Inventory	Section 1.04(b)
Closing Statement	Section 1.04(b)
Code	Section 9.06(b)
Colocated Plants	Section 9.06(b)
Colocated Terminals	Section 9.06(b)
Company Equity Right	Section 3.02
Confidentiality Agreement	Section 5.02
Consent	Section 2.03(b)
Continuation Period	Section 5.06(a)
Continuing Employee	Section 5.06(a)
Contract	Section 9.06(b)
control	Section 9.06(b)
controlled	Section 9.06(b)
controlling	Section 9.06(b)

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COVID-19	Section 9.06(b)
COVID-19 Measures	Section 9.06(b)
Credit Support Obligations	Section 9.06(b)
Current Representation	Section 9.07
Deed	Section 1.03(b)(vii)
Dispute	Section 9.11(a)
Environmental Laws	Section 9.06(b)
Equity Interest	Section 9.06(b)
ERISA	Section 9.06(b)
Estimated Cash	Section 1.04
Estimated Closing Indebtedness	Section 1.04
Estimated Closing Inventory	Section 1.04
Estimated Closing Statement	Section 1.04
Exchange Act	Section 9.06(b)
Excluded Assets	Section 9.06(b)
Excluded Liabilities	Section 9.06(b)
Final Closing Date Amount	Section 9.06(b)
Final Purchase Price Allocation	Section 5.07(c)
Financial Statements	Section 9.06(b)
GAAP	Section 9.06(b)
Governmental Entity	Section 2.03(b)
Guarantor	Preamble
Hazardous Substance	Section 9.06(b)
Indebtedness	Section 9.06(b)
indemnified party	Section 8.05(a)
indemnifying party	Section 8.05(a)
Independent Expert	Section 9.06(b)
Initial Closing Date Amount	Section 9.06(b)
Intellectual Property	Section 9.06(b)
Intercompany Accounts	Section 9.06(b)
IT Systems	Section 9.06(b)
Judgment	Section 2.03
Knowledge	Section 9.06(b)
Law	Section 2.03
Lease	Section 3.07(b)
Lease Assignment and Assumption Agreement	Section 1.03(b)(viii)
Leased Colocated Property	Section 3.07(b)
Leased Real Property	Section 3.07(b)
Liens	Section 9.06(b)
Losses	Section 8.01
Material Adverse Effect	Section 9.06(b)
Material Contracts	Section 3.10(b)
Material Customers	Section 3.20
Material Suppliers	Section 3.20
Multiemployer Plan	Section 9.06(b)
Names	Section 9.06(b)

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Nonassignable Asset	Section 1.06
Notice of Disagreement	Section 1.04(c)
NYSE	Section 9.06(b)
Odessa Distributor Agreement	Section 1.03(b)(v)
OFAC	Section 9.06(b)
Offer Employee	Section 5.06(f)
Organizational Documents	Section 9.06(b)
Outside Date	Section 7.01(iv)(A)
Owned Colocated Properties	Section 3.07(a)
Owned Real Property	Section 3.07(a)
Permit	Section 3.11
Permitted Liens	Section 9.06(b)
Person	Section 9.06(b)
Post-Closing Representation	Section 9.07
Pre-Closing Actions	Section 5.16
Pre-Closing Tax Period	Section 9.06(b)
Privacy Laws	Section 3.09(a)
Pre-Closing Bonus	Section 5.06(b)
Proceeding	Section 3.13
Processing	Section 3.09(a)1.01
Purchase Price	Section 1.01
Purchase Price Allocation	Section 5.06(g)(i)
Purchaser	Preamble
Purchaser Fundamental Representations	Section 9.06(b)
Purchaser Indemnitees	Section 8.01
Purchaser Material Adverse Effect	Section 4.01
Purchaser Parties	Section 9.07
Purchaser Portion	Section 5.17
Purchaser Prepared Pre-Closing Tax Return	Section 5.07(a)(ii)
Purchaser Related Parties	Section 7.03(b)
Purchaser Tax Act	Section 9.06(b)
Purchaser Termination Fee	Section 7.03(a)
Ready-Mix Plants	Section 9.06(b)
Ready-Mix Plant Supply Agreement	Section 1.03(b)
Reference Time	Section 9.06(b)
Release	Section 9.06(b)
Releasees	Section 5.19
Releasors	Section 5.19
Remedy Actions	Section 5.04(c)
Restraints	Section 6.01(a)
RMC Lease	Section 1.03(b)
Sanctioned Country	Section 9.06(b)
Sanctioned Person	Section 9.06(b)
Sanctions	Section 9.06(b)
SEC	Section 9.06(b)
Section 338(h)(10) Election	Section 5.07(e)

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Securities Act	Section 9.06(b)
Seller	Preamble
Seller Business	Section 9.06(b)
Seller Consolidated Group	Section 9.06(b)
Seller Consolidated Return	Section 5.07(i)
Seller Continuing Credit Support Obligation	Section 5.18(a)
Seller Disclosure Letter	Section 9.06(b)
Seller Fundamental Representations	Section 9.06(b)
Seller Group	Section 9.06(b)
Seller Indemnitees	Section 8.02
Seller Portion	Section 5.17
Seller Prepared Pre-Closing Tax Return	Section 5.07(a)(i)
Seller Taxes	Section 8.03(a)(i)
Seller’s Counsel	Section 9.07
Seller’s 401(k) Plan	Section 5.06(e)
Selling Entities	Section 9.06(b)
Share Allocation	Section 5.07(g)(i)
Shared Contract	Section 9.06(b)
Software	Section 9.06(b)
Subsidiary	Section 9.06(b)
Target Inventory	Section 9.06(b)
Tax Claim	Section 8.06
Tax Return	Section 9.06(b)
Taxes	Section 9.06(b)
Taxing Authority	Section 9.06(b)
Terminal Lease	Section 9.06(b)
Third-Party Claim	Section 8.05(a)
Trade Laws	Section 9.06(b)
Trade Secrets	Section 9.06(b)
Transaction Agreements	Section 9.06(b)
Transaction Materials	Section 4.07(b)
Transactions	Section 1.01
Transfer Taxes	Section 9.06(b)
Transferred Assets	Section 9.06(b)
Transferred Company	Preamble
Transferred Equity Interests	Recitals
Transferred Intellectual Property	Section 9.06(b)
Transferred IT Systems	Section 9.06(b)
Transferred Leased Real Property	Section 9.06(b)
Transferred Owned Real Property	Section 9.06(b)
Transferred Personal Property	Section 9.06(b)
Transition Period	Section 5.09
Transition Services Agreement	Section 1.03(b)(iii)
Voting Company Debt	Section 3.02
Workers’ Compensation Claim	Section 9.06(b)
Workers’ Compensation Event	Section 9.06(b)

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EQUITY AND ASSET PURCHASE AGREEMENT, dated as of November 20, 2023 (this “Agreement”), between Martin Marietta Materials, Inc., a North Carolina corporation (“Seller”), CRH Americas Materials, Inc., a Delaware corporation and wholly owned subsidiary of Guarantor (“Purchaser”), and, solely with respect to Section 9.14 and, solely as it relates to such section, Article IX, CRH plc., a public limited company organized under the laws of Ireland (“Guarantor”).

WHEREAS, Seller directly holds all of the issued and outstanding equity interests of Martin Marietta South Texas Cement, LLC, a Delaware limited liability company (the “Transferred Company” and such equity interests, the “Transferred Equity Interests”), and owns, directly or indirectly through the other Selling Entities, the Transferred Assets;

WHEREAS, Purchaser desires to purchase the Transferred Equity Interests and the Transferred Assets from Seller and the other relevant Selling Entities, and Seller desires to sell the Transferred Equity Interests and to sell, or cause to be sold by the other relevant Selling Entities, as applicable, the Transferred Assets, to Purchaser, pursuant to the terms and conditions of this Agreement; and

WHEREAS, Seller, Purchaser and the Transferred Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties agree as follows:

ARTICLE I

Purchase and Sale of the Transferred Equity Interests and the Transferred Assets; Closing

SECTION 1.01  Purchase and Sale of the Transferred Equity Interests.  On the terms and subject to the conditions of this Agreement, at the Closing, (a) Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, the Transferred Equity Interests and (b) Seller shall, and shall cause all of the other the relevant Selling Entities to, sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall accept the sale, transfer, conveyance, assignment and delivery by each Selling Entity, all of each such Selling Entity’s rights, title and interests in, to and under the Transferred Assets, in exchange for an aggregate purchase price of $2,100,000,000 (the “Purchase Price”), payable as set forth in Section 1.03 (subject to adjustment as provided in Section 1.04), and the assumption of the Assumed Liabilities.  The purchase and sale of the Transferred Equity Interests and the Transferred Assets, together with the consummation of the other transactions contemplated by this Agreement and the other Transaction Agreements, are referred to as the “Transactions”.

SECTION 1.02  Closing Date.  The closing of the Transactions (the “Closing”) shall take place remotely by electronic (including pdf, DocuSign or otherwise) exchange of documents and signatures at 10:00 a.m., New York City time, on the third Business Day following the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions), or at such other place, time and date as shall be agreed in writing between Seller and Purchaser; provided that the Closing shall not occur prior to January 2, 2024.  The date on which the Closing occurs is referred to as the “Closing Date”.  The Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Closing Date (the “Effective Time”).

SECTION 1.03  Transactions to be Effected at the Closing.  At the Closing:

(a)  Purchaser shall deliver to Seller, and Seller shall accept (on behalf of itself or the applicable Selling Entity), payment by wire transfer of immediately available funds to a U.S. bank account designated in writing by Seller at least two Business Days prior to the Closing Date, in an amount equal to the Initial Closing Date Amount.

(b)  Seller or the Selling Entities, as applicable, shall deliver to Purchaser:

(i)  any certificates representing any certificated Transferred Equity Interests and customary instruments of transfer and assignment of the Transferred Equity Interests, in form and substance reasonably satisfactory to Purchaser, duly executed by Seller;

(ii)  the certificate required to be delivered pursuant to Section 6.02(c);

(iii)  the Transition Services Agreement, substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”), duly executed by Seller;

(iv)  the Ready-Mix Plant Supply Agreement, substantially in the form attached hereto as Exhibit B (the “Ready-Mix Plant Supply Agreement”), duly executed by Seller;

(v)  the Odessa Distributor Agreement, substantially in the form attached hereto as Exhibit C (the “Odessa Distributor Agreement”), duly executed by Seller;

(vi)  a lease agreement for each Colocated Plant, substantially in the form attached hereto as Exhibit D (each, a “RMC Lease”), together with a memorandum of lease in recordable form, duly executed by Seller or its applicable Affiliate;

(vii)  a notarized special warranty deed, in recordable form, for each Transferred Owned Real Property, substantially in the form of

Exhibit E (each, a “Deed”), duly executed by the applicable Selling Entities;

(viii)  a lease assignment and assumption agreement for each Transferred Leased Real Property, substantially in the form of Exhibit F (each, a “Lease Assignment and Assumption Agreement”), duly executed by the applicable Selling Entities;

(ix)  a bill of sale, substantially in the form attached hereto as Exhibit G (the “Bill of Sale”), duly executed by each applicable Selling Entity;

(x)  an assignment and assumption agreement, substantially in the form attached hereto as Exhibit H (the “Assignment and Assumption Agreement”), duly executed by the applicable Selling Entities; and

(xi)  the Mining, Supply and License Agreement, substantially in the form attached hereto as Exhibit J (the “Mining, Supply and License Agreement”), duly executed by Seller;

(xii)  the Beaumont Supply Agreement, substantially in the form attached hereto as Exhibit K (the “Beaumont Supply Agreement”), duly executed by Seller; and

(xiii)  the forms required to be delivered pursuant to Sections 5.07(e) and (f).

(c)  Purchaser shall deliver to Seller:

(i)  the certificate required to be delivered pursuant to Section 6.03(c);

(ii)  the Transition Services Agreement, duly executed by Purchaser;

(iii)  the Ready-Mix Plant Supply Agreement, duly executed by Purchaser;

(iv)  the Odessa Distributor Agreement, duly executed by Purchaser;

(v)  a counterpart of a RMC Lease for each Colocated Plant, duly executed by Purchaser;

(vi)  a counterpart of a Lease Assignment and Assumption Agreement for each Transferred Leased Real Property, duly executed by Purchaser;

(vii)  the Bill of Sale, duly executed by Purchaser;

(viii)  the Assignment and Assumption Agreement, duly executed by Purchaser;

(ix)  the Mining, Supply and License Agreement, duly executed by Purchaser;

(x)  the Beaumont Supply Agreement, duly executed by Purchaser; and

(xi)  the forms required to be delivered pursuant to Section 5.07(e).

SECTION 1.04  Purchase Price Adjustment.  (a)  Not less than three Business Days prior to the anticipated Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of (i) Closing Cash (“Estimated Cash”), (ii) Closing Inventory (“Estimated Closing Inventory”), (iii) Closing Indebtedness (“Estimated Closing Indebtedness”) and (iv) the Initial Closing Date Amount.  The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and this Agreement, and accompanied by reasonable supporting documentation for the estimates and calculations contained therein.

(b)  Within 90 calendar days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Closing Statement”) setting forth its calculation of (i) Cash of the Transferred Company as of the Reference Time, if any (but reducing for any subsequent cash payments (including dividends or distributions to Seller or its Subsidiaries) prior to the Closing), without duplication of any other amount deducted from the Purchase Price (“Closing Cash”), (ii) Inventory (taking into account only those components of Inventory reflected in the “Total Inventory for Target” as set forth on Exhibit L, and excluding, for the avoidance of doubt, any spare parts Inventory) as of the Reference Time (“Closing Inventory”), (iii) Indebtedness as of the Reference Time (but giving effect to any subsequent incurrence of Indebtedness prior to the Closing) (“Closing Indebtedness”) and (iv) the Final Closing Date Amount.  The Closing Statement shall be prepared in accordance with the Accounting Principles.

(c)  During the 60 calendar day period following Purchaser’s delivery of the Closing Statement, Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 shall be permitted to review the working papers of Purchaser and the Transferred Company relating to the Closing Statement.  The Closing Statement shall become final and binding upon the parties on the 60th calendar day following delivery thereof, unless Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Purchaser on or prior to such date, which disagreement shall be limited to mathematical errors and calculations of amounts not being made in accordance with the Accounting Principles and this Agreement.  Any Notice of Disagreement shall specify in reasonable detail the item(s), dollar amount(s), nature and basis of any disagreement so asserted.  Each of Purchaser and Seller shall be deemed to have agreed with all other items contained in the Closing Statement that are not subject to the

Notice of Disagreement.  If a Notice of Disagreement is delivered to Purchaser within the 60 calendar day period referred to above, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04.  During the 60 calendar day period following the delivery of a Notice of Disagreement, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement; provided that all negotiations between Purchaser and Seller regarding the matters specified in such Notice of Disagreement shall (unless otherwise agreed by Purchaser and Seller) be governed by Rule 408 of the U.S. Federal Rules of Evidence and any comparable applicable state rule. If Purchaser and Seller have not resolved such matters at the end of such 60 calendar day period, Purchaser and Seller shall submit to the Independent Expert for review any and all matters that remain in dispute and were specifically included in the Notice of Disagreement.  The parties shall instruct the Independent Expert to render its decision as to the disputed matters and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than 60 calendar days after such submission.  Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed matters, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such disputed matters; provided that no party shall be obligated to provide access or information if such party determines, in its reasonable judgment, that doing so may violate any applicable Law, or jeopardize protection of attorney-client privileges.  In the event any party (or any of its Affiliates or representatives) shall participate in teleconferences or meetings with, or make presentations to, or otherwise have correspondence with the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings and presentations and receive copies of such correspondence.  The terms of the appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.

(d)  Seller and Purchaser shall jointly instruct the Independent Expert that, in resolving any such disputed matter, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as a disputed matter (other than matters thereafter resolved by mutual written agreement of the parties), (iii) shall not assign a value to any disputed matter greater than the greatest value for such matter claimed by either party or less than the smallest value for such matter claimed by either party in the Closing Statement or in the Notice of Disagreement and (iv) shall make its determinations in accordance with the Accounting Principles and this Agreement.

(e)  Seller and Purchaser shall jointly instruct the Independent Expert that the final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(c) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Closing Date Amount, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(c) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each matter.

(f)  Absent manifest error, the resolution of disputed matters by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced.  The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be borne equally by Seller and Purchaser.

(g)  Within five Business Days after the Closing Statement becomes final and binding upon the parties:

(i)  if the Final Closing Date Amount is less than the Initial Closing Date Amount, Seller shall pay to Purchaser the amount of such difference by wire transfer of immediately available funds to the U.S. bank account designated in writing by Purchaser; or

(ii)  if the Final Closing Date Amount is greater than the Initial Closing Date Amount, Purchaser shall pay to Seller the amount of such difference by wire transfer of immediately available funds to the U.S. bank account designated in writing by Seller.

(h)  During the period from the Closing until such time as the Closing Statement shall become final and binding upon the parties in accordance with this Section 1.04, Purchaser shall (i) preserve the records of the Transferred Company or in respect of the Transferred Assets (to the extent constituting a Transferred Asset, including pursuant to Section 1.06) on which the Closing Statement is to be based and not take any action with respect to such records that would obstruct, prevent or otherwise affect the procedures or the results of the procedures set forth in this Section 1.04 and (ii) afford, and shall cause the Transferred Company to afford, to Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 reasonable access during normal business hours to the relevant properties, books, Contracts, representatives and records of Purchaser and the Transferred Company (subject, in the case of access to properties, to a reasonable access and safety agreement), and the work papers of Purchaser and the Transferred Company, relevant to the adjustments contemplated by this Section 1.04, and shall provide, upon Seller’s reasonable request, copies of any such books, Contracts, records and work papers.

SECTION 1.05  Withholding.  Purchaser and its Affiliates shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as Purchaser or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of U.S. federal, state, local or non-U.S. Tax Law.  Notwithstanding the foregoing, the parties hereto agree that no withholding shall be required in connection with the payment of the Purchase Price pursuant to this Agreement so long as Seller provides to Purchaser the forms required to be delivered pursuant to Section 5.07(f).

SECTION 1.06  Assignability.  Nothing in this Agreement shall be construed as an attempt by Seller or any Affiliate of Seller to assign or transfer any Transferred Asset, which by its terms or by applicable Law is not assignable or transferable without the Consent of a third party or a Governmental Entity or that is cancelable by a third party or Governmental Entity in the event of an assignment or transfer (“Nonassignable Asset”), unless and until such Consent shall have been obtained.  To the extent permitted by applicable Law, in the event Consents to the assignment or transfer thereof cannot be obtained, such Nonassignable Assets shall be held, as of and from the Closing, by Seller or the applicable Affiliate of Seller in trust for Purchaser, and the covenants and obligations thereunder shall be performed by Purchaser, and all benefits and obligations existing thereunder shall be for Purchaser’s account.  Seller shall take or cause to be taken at Purchaser’s expense such actions as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Seller or the applicable Affiliates of Seller shall promptly pay over to Purchaser all money or other consideration received by it in respect of all Nonassignable Assets.  As of and from the Closing, Seller on behalf of itself and its Affiliates authorize Purchaser, to the extent permitted by applicable Law and the terms of the Nonassignable Assets, to perform all the obligations and receive all the benefits of Seller and/or its Affiliates under the Nonassignable Assets, and Purchaser agrees to be responsible for any breach of warranty for goods or services provided by Purchaser thereunder or any related repurchase, indemnity or service obligations owed to the third-party contract party under any such Nonassignable Asset arising out of Purchaser’s performance thereof. If the applicable Consent is obtained following the Closing, then the parties hereto shall promptly enter into an assignment and assumption agreement or other appropriate transfer documentation for such Nonassignable Asset, in substantially the form of the Assignment and Assumption Agreement to the extent relevant, and thereafter such Nonassignable Asset shall be deemed to be a “Transferred Asset” for all purposes under this Agreement.

ARTICLE II

Representations and Warranties Relating to the Selling Entities, the Transferred Equity Interests
and the Transferred Assets

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

SECTION 2.01  Organization and Standing; Power.  Each Selling Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.  Seller has the requisite corporate or other organizational power and authority to enable it to execute, deliver and perform this Agreement and to consummate (or cause to be consummated) the transactions contemplated hereby.  Each Selling Entity has, or will have at the Closing, the requisite corporate or other organizational power and authority to execute, deliver and perform each other Transaction Agreement to which it is or will be party and to consummate the Transactions.

SECTION 2.02  Authority; Execution and Delivery; Enforceability.  The execution, delivery and performance by Seller of this Agreement and the consummation by the Selling Entities of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action.  Seller has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law) (the “Bankruptcy Exceptions”).  The execution, delivery and performance by the Selling Entities of each other Transaction Agreement to which it is or will be party and the consummation by the Selling Entities of the Transactions have been, or will be at the Closing, duly authorized by all necessary corporate or other organizational action.  Each Selling Entity has, or will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser or its Affiliate, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 2.03  No Conflicts; Consents.  (a)  The execution, delivery and performance by each Selling Entity of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by such Selling Entity with the terms thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the Transferred Equity Interests or Business Assets under, (i) the Organizational Documents of such Selling Entity or (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.04(b) are obtained prior to the Closing Date, and the registrations, declarations and filings referred to in Section 2.03(b) and Section 3.04(b) are made prior to the Closing Date, (A) any Material Contract to which such Selling Entity is a party or by which any of the Transferred Equity Interests or Business Assets is bound or (B) any judgment, ruling, order, writ, arbitral award or decree by or of any Governmental Entity (a “Judgment”) or any federal, state, local or foreign statute, law, common law, ordinance, rule or regulation enacted, adopted, issued or promulgated by any Governmental Entity (a “Law”) applicable to such Selling Entity, the Transferred Equity Interests or the Business Assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the ability of the Selling Entities to consummate the Transactions.

(b)  No consent, waiver, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, any federal, state, local or foreign government or any court or arbitral body of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Selling

Entities in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) filings required under, and compliance with other applicable requirements of, Antitrust Laws, (ii) filings required under, and compliance with other applicable requirements of, the Securities Act and the Exchange Act, (iii) compliance with the rules and regulations of the NYSE, (iv) compliance with any applicable state securities or “Blue Sky” laws, (v) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (vi) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the ability of the Selling Entities to consummate the Transactions.

SECTION 2.04  The Transferred Equity Interests and the Transferred Assets.  Seller is the sole record and beneficial owner of the Transferred Equity Interests and has good and valid title to the Transferred Equity Interests, free and clear of all Liens, except Liens imposed under applicable securities Laws. Assuming Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of the Transferred Equity Interests, upon completion of the actions described in Section 1.03(b) and Seller’s receipt of the Initial Closing Date Amount, Purchaser shall be the record and beneficial owner of the Transferred Equity Interests, free and clear of all Liens, other than Liens imposed under applicable securities Laws or those arising from acts of Purchaser or its Affiliates.  The Selling Entities have good and valid title to, or valid leasehold interests in or right to use, the Transferred Assets, in each case free and clear of any Liens, other than Permitted Liens or those arising from acts of Purchaser or its Affiliates, except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Transferred Company, taken as a whole.  This Section 2.04 does not relate to Owned Real Property or Leased Real Property, which are the subject of Section 3.07.

SECTION 2.05  Brokers or Finders.  No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission or expense reimbursement in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Seller or any of its Subsidiaries, except Evercore Group L.L.C., whose fees and expenses will be paid by or on behalf of Seller.

ARTICLE III

Representations and Warranties Relating to the Transferred Company and the Business

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

SECTION 3.01  Organization and Standing; Power.  (a)   The Transferred Company is a manager-managed limited liability company, duly organized, validly existing and in good standing under the laws of Delaware.  The Transferred Company has the requisite limited liability company power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Transferred Company is duly qualified to do business and in good standing (to the extent the concept is recognized by the applicable jurisdiction) in each jurisdiction in which the conduct or nature of its business or the ownership or lease of its properties or assets makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)  Seller has made available to Purchaser complete, true and correct copies of the Organizational Documents of the Transferred Company, as amended to the date of this Agreement.  Prior to the Closing, Seller shall have delivered to Purchaser a complete, true and correct list of the Selling Entities and their respective jurisdictions of formation.

SECTION 3.02  Authority; Execution and Delivery; Enforceability.  The execution, delivery and performance by the Transferred Company of this Agreement and the consummation by the Transferred Company of the transactions contemplated hereby have been duly authorized by all necessary organizational action.  The Transferred Company has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes its legal, valid and binding obligation, enforceable against the Transferred Company in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 3.03  Capitalization.  Seller is the sole member of the Transferred Company.  The Transferred Company has no Equity Interests in any other Person. Except for the Transferred Equity Interests, there are no Equity Interests of the Transferred Company issued, reserved for issuance or outstanding.  There are no bonds, debentures, notes or other indebtedness of the Transferred Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote ) on any matters on which holders of the Transferred Equity Interests may vote (“Voting Company Debt”).  There are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Transferred Company is party or by which the Transferred Company is bound (A) obligating the Transferred Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests of the Transferred Company, or any security convertible into, or exercisable or exchangeable for, any Equity Interest in the Transferred Company or any Voting Company Debt or (B) obligating the Transferred Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (each, a “Company Equity Right”).  There are no other agreements to which the Transferred Company is a party, or among the holders of the Transferred Equity Interests, with respect to the voting or transfer of the Transferred Equity Interests. None of the Transferred Equity Interests were issued in violation of statutory preemptive rights or similar contractual rights.

SECTION 3.04  No Conflicts; Consents.  (a)  Neither the execution, delivery and performance of the Transaction Agreements nor the consummation of the Transactions will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the Transferred Equity Interests or Business Assets under (i) the Organizational Documents of the Transferred Company, (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.04(b) are obtained prior to the Closing Date and the registrations, declarations and filings referred to in Section 2.03(b) and Section 3.04(b) are made prior to the Closing Date, (A) any Material Contract to which the Transferred Company is a party or by which any of its Business Assets is bound or (B) any Judgment or Law applicable to the Transferred Company or any of its respective Business Assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the ability of the Transferred Company or the Selling Entities to consummate the Transactions.

(b)  No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Business Group Member in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) filings required under, and compliance with other applicable requirements of, Antitrust Laws, (ii) filings required under, and compliance with other applicable requirements of, the Securities Act and the Exchange Act, (iii) compliance with the rules and regulations of the NYSE, (iv) compliance with any applicable state securities or “Blue Sky” laws, (v) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (vi) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.05  Financial Statements; No Undisclosed Liabilities.  (a)  Section 3.05(a) of the Seller Disclosure Letter sets forth true and correct copies of the Financial Statements.  The Financial Statements have been prepared in all material respects in accordance with GAAP and on that basis fairly present in all material respects the financial position and results of operations of the Business as of the dates and for the periods indicated therein, except as may be indicated in the notes thereto.

(b)  Neither the Transferred Company nor the Business is subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, whether or not of a type that would be required to be reflected on a balance sheet prepared in accordance with the Accounting Principles as of the date hereof, except for those liabilities and obligations (i) disclosed, reflected or reserved against or provided for in the Balance Sheet, (ii) incurred in the ordinary course of business since the date of the Balance Sheet, (iii) as contemplated by this Agreement or (iv) that, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on the Business, taken as a whole.

(c)  The books of account and other corporate and financial records of the Transferred Company and the Selling Entities, to the extent related to the Business, have been maintained in accordance with sound business practices and comply in all material respects with any applicable Laws.  The Transferred Company and the Selling Entities in respect of the Business have implemented and maintained systems of internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financial Statements) in accordance with the Accounting Principles.

SECTION 3.06  Personal Property.  The Transferred Company or a Selling Entity has or will have, after giving effect to the Pre-Closing Actions, good and valid title to, or a valid leasehold interest in or right to use, all of the material personal property they purport to own or lease, including any thereof reflected on the Balance Sheet or thereafter acquired, other than those assets disposed of in the ordinary course of business since the date of the Balance Sheet, in each case free and clear of any Liens (other than any Permitted Liens).  All material items of tangible personal property included in the Business Assets are located at the Owned Real Property or the Leased Real Property (except to the extent temporarily located elsewhere in the ordinary course of business). Except as is not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such assets are (a) free of defects and in good operating condition in all respects, (b) in a state of good maintenance and repair, subject to normal wear and tear, and (c) no routine maintenance or repairs in the ordinary course of business have been deferred in the preceding twelve (12) months.

SECTION 3.07  Real Property.  (a)  Section 3.07(a) of the Seller Disclosure Letter sets forth a true, correct and complete list of all of the material owned real property primarily used in the Business (the “Owned Real Property”).  The Transferred Company or a Selling Entity has or will have, after giving effect to the Pre-Closing Actions, free and clear of all Liens other than Permitted Liens, good and indefeasible fee simple title to each Owned Real Property; provided, however, that no representation or warranty is made in this Section 3.07(a) with respect to any and all mineral interests or water rights located in, at, on or appurtenant to the Owned Real Property, except that, with respect to the Hunter Plant and to the Knowledge of Seller, no third party mineral interest located in, at or on or appurtenant to the Hunter Plant would, individually or in the aggregate, materially and adversely affect the use or occupancy of such Owned Real Property in the Business as presently conducted.  Except as is not and would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, with respect to each Owned Real Property:  (i) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any such Owned Real Property or any portion thereof or interest therein, (ii) such Owned Real Property is not presently subject to any mortgage or deed of trust, and (iii) there is no condemnation or other proceeding in eminent domain, pending or, to the Knowledge of Seller, threatened, affecting such Owned Real Property or any portion thereof or interest therein.  The Transferred Company or the applicable Selling Entity has not leased or granted to any third party a right to use or occupy all or any portion of such Owned Real Property, except in the ordinary course of business.  For the avoidance of doubt, the only Owned Real Property included as Transferred Assets or to be held by the Transferred Company on the Closing Date shall be those scheduled on Section 3.07(a) of the Seller Disclosure Letter.

(b)  Section 3.07(b) of the Seller Disclosure Letter sets forth a true, correct and complete list of all of the material leased, subleased or licensed real property primarily used in the Business (the “Leased Real Property”).  The Transferred Company or the relevant Selling Entity has or will have, after giving effect to the Pre-Closing Actions, free and clear of all Liens other than Permitted Liens, a good and valid leasehold, subleasehold or license interest (as lessee, sublessee or licensee) in each Leased Real Property.  Except as is not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each underlying lease, sublease, license or occupancy agreement for each Leased Real Property (each, a “Lease”):  (i) such Lease is valid, binding and in full force and effect and is, or will be, as of the Closing Date and after giving effect to the Pre-Closing Actions, enforceable by the Transferred Company or Selling Entity party thereto in accordance with its terms, subject to the Bankruptcy Exceptions, (ii) neither the Transferred Company nor the applicable Selling Entity is in breach or default thereunder, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default by the Transferred Company or relevant Selling Entity, or permit the termination, modification or acceleration of rent under such Lease by any counterparty thereto, and (iii) to the Knowledge of Seller, no counterparty to any such Lease is in breach or default thereunder, and, to the Knowledge of Seller, no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default by any such counterparty or permit the termination or modification thereof by the Transferred Company or relevant Selling Entity, and (iv) the Transferred Company or the applicable Selling Entity has not subleased or granted to any third party a right to use or occupy all or any portion of such Leased Real Property.  Seller has provided Purchaser with a true, correct and complete copy of each such Lease, together with all material amendments and modifications thereto.  For the avoidance of doubt, the only Leased Real Property included as Transferred Assets or to be held by the Transferred Company on the Closing Date shall be those scheduled on Section 3.07(b) of the Seller Disclosure Letter.

(c)  The Transferred Company or the applicable Selling Entity has sufficient rights of access to, and sufficient utilities servicing, each Owned Real Property and each Leased Real Property, for the conduct of the Business as presently conducted, and there are no material pending or, to the Knowledge of Seller, threatened Proceedings by any Governmental Entity or any other Person to cancel, terminate or modify such rights of access or utilities, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither the Transferred Company nor any Selling Entity has received any unresolved written notice alleging any material encroachment, material violation of, or material non-compliance with, any applicable Law, in each case, as it relates to any Owned Real Property or Leased Real Property, and to the Knowledge of Seller or the relevant Selling Entity, no such unresolved material encroachment, violation or non-compliance exists.

(d)  The structural improvements at the Owned Real Property and Leased Real Property are in adequate working order for the conduct of the Business as currently conducted (reasonable wear and tear excepted), except for any failure to be in good working order as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

SECTION 3.08  Intellectual Property.

(a)  Neither Seller nor any of its Affiliates (other than the Transferred Company) owns or licenses any patent or patent application that is material to the conduct of the Business, and no Business Intellectual Property is licensed by any Selling Entity to any third party. Seller or one of its Affiliates are the owner or permitted licensee of all Business Intellectual Property, free and clear of any Liens (other than Permitted Liens). There are no written claims or demands pending, or to Sellers’ Knowledge, threatened in writing, against Seller or any Affiliate thereof by any other Person pertaining to (a) any Business Intellectual Property, or (b) the alleged infringement by the conduct of the Business of any Intellectual Property owned by a third party, and no Proceedings have been instituted or are pending which challenge the rights of Seller or any Affiliate thereof in the Business Intellectual Property.

(b)  The Transferred Company and the applicable Selling Entity have taken commercially reasonable measures to protect and preserve the security and confidentiality, in all material respects, of all material Business Intellectual Property that derives value from not being generally known and of any confidential information of the Transferred Company or a Selling Entity with respect to the Business.

SECTION 3.09   Data Privacy and Security.

(a)  Except as is not and would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, the Transferred Company and the Selling Entities, in connection with the Business, are in compliance with (i) all applicable Laws relating to the privacy, security, collection, safeguarding, storage, transfer, use, disclosure, processing, erasure, or destruction (collectively, “Processing”) of Personal Information (“Privacy Laws”) and (ii) all contractual requirements by which the Transferred Company and the Selling Entities, in connection with the Business, are bound that are applicable to Processing of Personal Information.

(b)  The Transferred Company and Selling Entities maintain commercially reasonable measures to (i) protect the Personal Information in the possession or control of the Transferred Company or any Selling Entity in connection with the Business from unauthorized use, access or modification and (ii) maintain the integrity and security of the IT Systems and all information stored or contained therein or transmitted thereby, against unauthorized use, access, interruption, modification, or corruption, or the occurrence of an Information Security Incident. The Processing of Personal Information and maintenance of IT Systems by the Transferred Company and the Selling Entities in connection with the Business are done in a manner consistent in all material respects with the Transferred Company’s and Selling Entities’ applicable policies.

(c)  Except as is not and would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, no Information Security Incident relating to the Business or the Transferred Company has occurred since January 1, 2021 or is continuing.

(d)  Neither the Transferred Company nor any part of the Business that owns the Transferred Assets has been, and is not currently under, investigation (or similar proceeding) by any Governmental Entity in respect of a violation of Privacy Laws that is or would, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.  There are no claims pending against the Transferred Company or any Selling Entity by any Governmental Entity related to the Processing of Personal Information, or any related alleged, suspected, or actual violations of Privacy Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business.

SECTION 3.10  Contracts.  (a)  Section 3.10(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, those Contracts in effect as of the date of this Agreement to which any Business Group Member is a party to or is bound by and that is any of the following, but excluding in each case (x) any Benefit Plan and (y) any Contract that is an Excluded Asset or not primarily related to the Business and to which the Transferred Company will not be a party after giving effect to the Pre-Closing Actions and for which neither the Transferred Company nor the Purchaser will be subject to any liability or obligation after the Closing, and that does not impose a Lien on any Transferred Equity Interest or Business Asset:

(i)  Contract relating to the acquisition or disposition of any material assets (whether by merger, sale of stock or other equity, sale of assets or otherwise) not yet consummated or pursuant to which the Transferred Company will have material continuing obligations following the date of this Agreement after giving effect to the Pre-Closing Actions;

(ii)  Contract under which the Transferred Company (or, to the extent such Indebtedness constitutes an Assumed Liability, any other Business Group Member) has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than the Transferred Company (or such other Business Group Member)), in any such case which, individually, is in excess of $2,500,000;

(iii)  Contract under which (A) any Person, other than the Transferred Company, has directly or indirectly guaranteed Indebtedness for borrowed money of the Transferred Company or (B) the Transferred Company (or, to the extent such Indebtedness constitutes an Assumed Liability, any other Business Group Member) has directly or indirectly guaranteed Indebtedness for borrowed money of any Person, other than the Transferred Company (or such other Business Group Member), in any such case where such Indebtedness, individually, is in excess of $2,500,000;

(iv)  Contract under which any Business Group Member, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the ordinary course of business), in any such case which, individually, is in excess of $2,500,000;

(v)  Shared Contract that is material to the Business;

(vi)  joint venture, partnership or other similar Contract involving co-investment between any Business Group Member and a third party, or other agreement for the sharing of profits or losses of any component or aspect of the Business;

(vii)  Contract granting any third party the right to use any Business Intellectual Property, or granting any Business Group Member the right to use any Intellectual Property owned by a third party, other than (A) non-disclosure and confidentiality agreements, (B) Contracts for any off-the-shelf, commercially available Software (including shrink wrap or click wrap agreements) and (C) Contracts granting non-exclusive licenses of any such Business Intellectual Property or any such Intellectual Property owned by a third party in the ordinary course of business;

(viii)  Contract entered into since January 1, 2021 involving any resolution or settlement of any actual or threatened Proceeding which imposes monetary obligations in excess of $2,500,000 or which imposes non-monetary obligations (other than customary confidentiality obligations) on any Business Group Member;

(ix)  Contract or series of related Contracts requiring capital expenditures of more than $2,500,000 in any calendar year;

(x)  Contract with a Material Customer or a Material Supplier;

(xi)  Contract not otherwise listed above that would reasonably be expected to require payments to or from any Business Group Member in excess of $2,500,000 per annum and that is not terminable by either the counterparty or any Business Group Member on less than 90 calendar days prior notice for a reasonably estimated cost of less than $1,000,000;

(xii)  each Contract materially limiting in any way the ability of a Business Group Member to compete with any Person in any particular geographic location or line of business or granting any exclusive distribution or resale rights in any market, field or territory;

(xiii)  each Contract containing a “most favored nation” clause or any clause requiring the purchase or sale of minimum quantities (or payment of any amount for failure to purchase or sell any specific quantities);

(xiv)  each collective bargaining agreement or other similar Contract with any labor organization, union, group or association covering Business Employees;

(xv)  employment agreements that provide for: (A) a term of employment or (B) severance or other payments due upon termination (other than wages earned through the date of termination or pursuant to generally applicable severance policies); and

(xvi)  independent contractor or consulting agreements which provide for any natural person engaged as an independent contractor or consultant of the Business to receive compensation at an annual rate in excess of $500,000.

Any of the Contracts of the types described above in Section 3.10(a), regardless of whether entered into prior to or after the date hereof or listed in Section 3.10(a) of the Seller Disclosure Letter, shall be referred to herein as the “Material Contracts”.

(b)  All Material Contracts are valid, binding and in full force and effect and are enforceable by the Business Group Members party thereto and identified therein in accordance with their terms, subject to the Bankruptcy Exceptions and except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole.  Each Business Group Member party thereto has performed all obligations required to be performed by it under each Material Contract, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder and, to the Knowledge of Seller, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except in any of the foregoing cases, for such noncompliance, breaches and defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Seller has made available to Purchaser a true, correct and complete (i) copy of each written Material Contract and (ii) summary of all of the material terms and conditions of each oral Material Contract.

SECTION 3.11  Permits.  Each Business Group Member possesses all certificates, licenses, permits, authorizations, filings, privileges and approvals of all Governmental Entities necessary to conduct the Business (each, a “Permit”) as presently conducted, other than such Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  All such Permits are validly held by, binding on, and in full force and effect with respect to the applicable Business Group Member, and such Business Group Member has complied in all respects with all terms and conditions thereof, in each case, except for any such invalidity or non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) none of the Business Group Members are in default or violation of any of the Permits, (ii) no Proceeding is pending or, to the Knowledge of Seller, threatened in writing, regarding the revocation of Permit, and (iii) to the Knowledge of Seller, since January 1, 2021, no Business Group Member has received from any Governmental Entity any written notice of such Governmental Entity’s intent not to renew any material Permit in the ordinary course of business.  The Seller has made available to Purchaser true, correct and complete copies of all material Permits.

SECTION 3.12  Taxes.

(a)  All material Tax Returns required to be filed with any Taxing Authority by or with respect to Transferred Company and the Transferred Assets have been timely filed (taking into account all valid extensions) and are true, complete and accurate in all material respects.

(b)  The Transferred Company has timely paid in full all material Taxes required to have been paid by it (other than Taxes that are being contested in good faith by appropriate Proceedings).  No deficiency for any material Taxes has been proposed, asserted or assessed against the Transferred Company that has not been fully paid.  The Transferred Company has not received from any Taxing Authority any written notice of proposed deficiency or adjustment of any amount of material Taxes that has not been either satisfied by payment or withdrawn.

(c)  All material Taxes required to be withheld or collected by the Transferred Company have been withheld and collected and, to the extent required by applicable Law, timely paid (taking into account all valid extensions) to the appropriate Taxing Authority.

(d)  The Transferred Company has properly collected and remitted material sales, use, value added and similar Taxes with respect to sales made or services provided to its customers or has properly received and retained any appropriate tax exemption certificates and other documentation for all sales made or services provided without charging or remitting sales, use, value added or similar Taxes that qualify such sales or services as exempt from sales, use, value added or similar Taxes.

(e)  There are no material Liens (other than Permitted Liens) for Taxes on the assets of the Transferred Company or the Transferred Assets.

(f)  There are no ongoing audits, examinations, contests or other Proceedings with respect to material amounts of Taxes of the Transferred Company or with respect to the Transferred Assets. No written claim has been made by any Taxing Authority in a jurisdiction where the Transferred Company does not file Tax Returns that the Transferred Company is or may be subject to material tax in that jurisdiction.  The Transferred Company has not received a private letter ruling from the Internal Revenue Service or a comparable ruling from any other tax jurisdiction with regard to material amounts of Taxes.

(g)  The Transferred Company has not been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 or 361 of the Code.

(h)  There are no outstanding agreements extending or waiving the statutory period of limitations for the collection or assessment of material Taxes of the Transferred Company and no request for any such waiver or extension is currently pending, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course.

(i)  Within the last seven years, the Transferred Company has not (A) been a member of any affiliated group that filed or was required to file an affiliated, consolidated,

combined or unitary Tax Return (other than a group of which Seller is the common parent) and (B) been subject to any liability for the Taxes of another Person under U.S. Treasury regulations section 1.1502-6 (or any comparable provision of applicable Law), other than such liability for the group of which Seller is the common parent.

(j)  The Transferred Company has not engaged in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(k)  Neither the Transferred Company nor the Purchaser will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax law) by the Transferred Company, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of non-U.S., state or local Tax law) executed on or prior to the Closing by the Transferred Company, (iii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date by the Transferred Company, (iv) installment sale or open transaction disposition made on or prior to the Closing Date by the Transferred Company or with respect to the Transferred Assets, (v) any “gain recognition agreement” (or analogous agreement under state, local or foreign Tax law) entered into on or prior to the Closing by the Transferred Company, or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date by the Transferred Company or with respect to the Transferred Assets.

(l)  There is no material property or obligation of the Transferred Company, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property Laws.

(m)  The Transferred Company is not a party to or bound by any Tax indemnification, Tax sharing or other similar agreements, other than customary commercial agreements entered into in the ordinary course of business that are not primarily related to Taxes and none of the Assumed Liabilities relate to a Tax allocation, sharing, indemnification or similar agreement (other than customary commercial agreements entered into in the ordinary course of business that are not primarily related to Taxes).

(n)  None of the Transferred Assets or the assets of the Transferred Company is “tax exempt use property” within the meaning of Section 168(h) of the Code.  None of the Transferred Assets or assets of the Transferred Company has been financed with, or directly or indirectly secures, any debt the interest on which is Tax exempt under Section 103(a) of the Code.

SECTION 3.13  Proceedings.  Section 3.13 of the Seller Disclosure Letter sets forth a complete list of each pending or, to the Knowledge of Seller, threatened claim, complaint, demand, suit, action, proceeding, litigation, petition, audit, administrative charge, investigation or arbitration (a “Proceeding”) relating to the Business or the Business Assets, other than any such Proceeding in which an adverse determination would not reasonably be expected to be material to the Business, taken as a whole. No Business Group Member is a party to or subject to or in default under any material Judgment that would be binding on the Transferred Company or the Purchaser after the Closing.

SECTION 3.14  Benefit Plans.  (a)  Section 3.14(a) of the Seller Disclosure Letter sets forth a complete list, as of the date of this Agreement, of each material Benefit Plan in which any Business Employee participates, to which any Business Employee is a party or with respect to which the Transferred Company has any liability.  With respect to each such material Benefit Plan, Seller has made available to Purchaser complete copies or summaries of such Benefit Plan (or, in the case of any unwritten Benefit Plans, written descriptions thereof), including any material amendments thereto; provided that, in the case of any such Benefit Plan that is an agreement to which a Business Employee is a party, Seller may instead make available a form or sample of such agreement with a summary of any material terms applicable to each Business Employee that differ materially from the sample or form of such agreement.  There are no Assumed Benefit Plans as of the date of this Agreement and the Transferred Company has no liability with respect to any other terminated or transferred plan or agreement that would be an Assumed Benefit Plan if it remained in place and was sponsored by the Transferred Company as of the date of this Agreement.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification (or has filed for such a letter before the expiration of the applicable remedial amendment period), and each trust established in connection with any Benefit Plan which is intended to be exempt from U.S. Federal income taxation under Section 501(a) of the Code is so exempt and nothing has occurred that could reasonably be expected to adversely affect such qualification or exemption.

(c)  Each Benefit Plan has been operated in compliance with the terms of the applicable Benefit Plan, and with all applicable Laws, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Transferred Company or Purchaser or its Affiliates or reasonably be expected to result in the imposition of material additional Taxes on any Business Employee.  Each Benefit Plan required to have been approved by a Governmental Entity has been so approved, and no such approval has been revoked nor, to the Knowledge of Seller, has revocation been threatened, except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to the Transferred Company.  All contributions and benefit payments in relation to any Benefit Plan that are required to be made by any Business Group Member have been timely made or have been properly accrued as a financial indebtedness of the Business Group Member on the Financial Statements.

(d)  No Benefit Plan is and the Transferred Company (including any predecessor entity) does not and, within the past six years has not, sponsored, contributed to or had any liability with respect to a Multiemployer Plan. Neither the Transferred Company nor any ERISA Affiliate has made or suffered a “complete withdrawal” or a “partial withdrawal” (as such terms are respectively defined in Section 4203 and 4205 of ERISA) with respect to any Multiemployer Plan (whether or not assessed), the liability for which has not been satisfied in full or that will be or could reasonably be expected to become a liability of the Transferred Company following Closing. The Transferred Company does not sponsor and, within the past six years has not sponsored, a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was at any time subject to Title IV or Section 302 of ERISA or Section 412 or 430 of the Code.

(e)  No Business Employee participates in or is entitled to benefits under any Benefit Plan or any other plan, agreement or arrangement of a Business Group Member that provides health, medical, life or other welfare benefits coverage after retirement or other termination of employment other than continuation coverage under Section 4980B of the Code for which the Business Employee pays the full premium cost of coverage.

(f)  The Transferred Company and each applicable Benefit Plan: (i) has complied in all material respects with the requirements of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, and the regulations and related guidance promulgated thereunder; and (ii) has not incurred (whether or not assessed) and does not reasonably expect to owe a Tax, penalty or assessable payment under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code, in each case, except as would not reasonably be expected to result in material liability to the Transferred Company.

(g)  No Business Group Member has received any written notice of any, and to the Knowledge of Seller, there are no, investigations by any Governmental Entity with respect to, or other Proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Benefit Plan, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h)  None of the execution and delivery of this Agreement or the consummation of the Transactions will, except as expressly contemplated by this Agreement or as required by applicable Laws, (i) entitle any Business Employee (or any former employee who provided services to the Business) to retention, change in control or similar compensation or benefits under any Benefit Plan or otherwise or cause any Business Employee to become eligible for any increase in severance benefits; (ii) accelerate the payment or vesting, or trigger any funding of, compensation or benefits, or increase the amount payable or trigger any other obligation due to, or in respect of, any Business Employee (or any former employee who provided services to the Business); or (iii) give rise to the payment of any amount that would not be deductible by reason of Section 280G of the Code.

SECTION 3.15  Labor Matters.  (a)  No Business Employee is a member of, represented by or otherwise subject to any (i) labor or trade union, works council or similar organization or (ii) collective bargaining agreement, national or industry-wide collective bargaining agreement or any similar collective agreement, in each case with respect to such Business Employee’s service to Seller, and Seller does not have any obligation with respect to any such organization or agreement.  No consent or consultation of, requirement to provide information to, or the rendering of, or receipt of an opinion or formal advice by, any labor or trade union, works council or other employee representative body or any Governmental Entity with jurisdiction over labor matters is required for Seller to enter into this Agreement or to consummate the Transactions.

(b)  All individuals who perform services for each Business Group Member have been properly classified as exempt or non-exempt and an employee or an independent contractor pursuant to all applicable Laws, except as would not reasonably be expected to result in material liability to the Transferred Company.

(c)  Each Business Group Member has properly completed, retained and, as applicable, updated a Form I-9 for each of their Business Employees, as applicable, in accordance with applicable Law.

(d)  (i) There is not, and since January 1, 2021 there has not been, any labor strike, slowdown, work stoppage, lockout, unfair labor practice charge, grievance or complaint or other labor dispute pending, or, to the Knowledge of Seller, threatened, against or affecting the Business Employees, (ii) since January 1, 2021 there has not been and, to the Knowledge of Seller, there are no presently pending activities or proceedings by any labor union or other employee representative organization to organize any Business Employees and no demand for recognition as the exclusive bargaining representative of any Business Employees has been made by or on behalf of any labor or similar organization and (iii) each Business Group Member is, and since January 1, 2021, has been in compliance in all respects with all applicable Laws relating to labor and employment matters, including occupational safety and health standards, labor relations, terms and conditions of employment, payment of wages, minimum wages, overtime, classification of employees, employment equality, non-discrimination, harassment, retaliation, affirmative action, leaves of absences, benefits, unemployment compensation, child labor, hiring, background checks, workplace postings, work force reductions, plant closings, immigration, visa, work status, human rights, pay equity and workers’ compensation, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)  Section 3.15(e) of the Seller Disclosure Letter sets forth a complete list, as of the date of this Agreement, of all Business Employees, and to the extent permitted by applicable Law, for each Business Employee or independent contractor of the Business, their (i) date of hire or engagement, (ii) title, position or nature of services provided, (iii) employing or engaging entity, (iv) work location, (v) base salary or wage rate, (vi) exempt or non-exempt classification and (vii) target bonus or other incentive plan amounts.  The Transferred Company does not and will not, as of the Closing, employ any individual who is not a Business Employee.

SECTION 3.16  Absence of Changes or Events.

(a)  Since the date of the Balance Sheet, there has been no event, change or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(b)  Since the date of the Balance Sheet through the date of this Agreement, (x) the Business has been operated in the ordinary course of business and (y) no Business Group Member has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of clauses (i), (ii), (iii), (ix), (x), (xi), (xiii), (xv) or (xviii) of Section 5.01(a).

SECTION 3.17  Compliance with Applicable Laws.  Each Business Group Member is, and has been since January 1, 2021, in compliance with all applicable Laws, except for instances of noncompliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Business, taken as a whole.

SECTION 3.18  Environmental Matters.  Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business, taken as a whole:

(a)  each Business Group Member is, and has been since January 1, 2021, in compliance with all Environmental Laws;

(b)  each Business Group Member holds, and is and has been since January 1, 2021 in compliance with, all Permits required under Environmental Laws;

(c)  there are no Proceedings pending or, to the Knowledge of Seller, threatened against any Business Group Member alleging a violation of or liability under Environmental Laws;

(d)  no Business Group Member is a party or subject to, or in default under, any Judgment pursuant to Environmental Law; and

(e)  no Business Group Member is required to conduct or fund pursuant to Environmental Law any investigation or remediation with respect to any Release of Hazardous Substances at any real property, other than any obligations under Environmental Law.

SECTION 3.19  Sufficiency of the Assets.  Immediately following the Closing, taking into account the Transferred Assets acquired by Purchaser pursuant to the Transaction Agreements and all services and rights to be delivered or given pursuant to the Transaction Agreements and giving effect to the Pre-Closing Actions, and assuming Purchaser replaces or provides substitutes for the Excluded Assets set forth in Section 3.19(a) of the Seller Disclosure Letter and the parties receive all Consents set forth in Section 3.19(b) of the Seller Disclosure Letter, the Transferred Company or Purchaser will own or have the right to use all of the assets necessary to conduct the Business immediately following the Closing in materially the same manner as the Business is conducted on the date hereof, taking into account ordinary wear and tear.

SECTION 3.20  Material Customers and Material Suppliers.  Section 3.20 of the Seller Disclosure Letter sets forth (i) the ten largest customers of the Business, determined based on the dollar value of sales to such customers for the 12 months ended December 31, 2022 (the “Material Customers”), and (ii) the ten largest suppliers of the Business, determined based on the dollar value of goods or services purchased from such suppliers for the 12 months ended December 31, 2022 (the “Material Suppliers”).  Since January 1, 2023 through the date of this Agreement, no Business Group Member has received written notice regarding an actual or threatened termination or cancellation of, the relationship in respect of the Business between the Business Group Member, on the one hand, and any of the Material Customers or Material Suppliers, on the other hand.  To the Knowledge of Seller, since January 1, 2023 through the date of this Agreement, no Material Customer or Material Supplier has notified a Business Group Member in writing that it intends to materially and adversely change the terms or scope of its commercial relationship with the Business (excluding ebbs and flows and pricing variations in the ordinary course).

SECTION 3.21  Products and Services.  Except as would not reasonably be expected to be material to the Business, taken as a whole, since January 1, 2023, all products manufactured, sold, leased, delivered, designed or produced, and all services rendered, by the Business Group Members have been in conformity, in all material respects, with all applicable Laws and applicable contractual commitments, regulatory requirements and any applicable express or implied warranties.

SECTION 3.22  Bank Accounts.  The Transferred Company does not have any existing bank accounts, safe deposit boxes or lockboxes at any banks.

SECTION 3.23  Transactions with Affiliates.  Except for services that will be provided to Purchaser following the Closing pursuant to the Transition Services Agreement, the Ready-Mix Plant Supply Agreement, the Odessa Distributor Agreement, the Terminal Leases and the RMC Leases, there are no material Contracts, transactions and other arrangements between the Transferred Company, on the one hand, and Seller or any of its Subsidiaries (other than the Transferred Company), or any officer, director or employee of the foregoing, on the other hand.

SECTION 3.24  Insurance.  Seller has delivered or made available to Purchaser true, correct and complete copies of all material insurance policies or binders covering any Business Group Member that are for the benefit of the Business in effect on the date hereof.  To the Knowledge of Seller, no Business Group Member is in material breach of, or default in any material respect under, any such insurance policies.  All such policies are in full force and effect in accordance with their respective terms, and no written notice of cancellation or termination has been received by any Business Group Member with respect to any such policy.  Except as would not reasonably be expected to be material to the Business, taken as a whole, there is no claim in respect of the Business or the Business Assets pending under any such policy as to which coverage has been denied or disputed by the underwriters of such policy.  The Business Group Members have timely notified the insurance carriers under such insurance policies of all material claims that are or would reasonably be expected to be covered under such policies, including material third party claims asserted against any Business Group Member that are or would reasonably be expected to be covered under such policies.

SECTION 3.25  Anti-Corruption; Sanctions; Import and Export Control Laws.

(a)  The Business Group Members, and, to the Knowledge of Seller, their respective directors, managers, officers, employees and representatives authorized to act on their behalf are, and have been since January 1, 2021, in material compliance with the U.S. Foreign Corrupt Practices Act, as amended, and all other anti-bribery and anti-corruption Laws maintained in any jurisdiction in which any of the Business Group Members does business or otherwise in which the Business is conducted.

(b)  The Business Group Members are, and have been since January 1, 2021, in material compliance with applicable Trade Laws and Sanctions.  There are no sanctions-related, export-related or import-related Proceedings pending or, to the Knowledge of Seller, threatened against any Business Group Member or, to the Knowledge of Seller, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no Business Group Member has engaged in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person, in each case, in violation of sanctions, and (ii) no Business Group Member, or any director, manager, officer or employee thereof, is a Sanctioned Person.

SECTION 3.26  Government Contracts.

(a)          None of the Business Group Members, nor, to the Knowledge of Seller, any of their respective shareholders, officers or employees is (or since January 1, 2021, has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged violation of applicable Law, irregularity, misstatement or omission arising under or relating to any Contract of the Business to which any Governmental Entity is a party or, to the Knowledge of Seller, with respect to which any Governmental Entity is the ultimate beneficiary of the performance of any Business Group Member, and, since January 1, 2021, no Business Group Member has conducted or initiated an internal investigation or made a voluntary disclosure to any Governmental Entity, with respect to any alleged violation of applicable Law, irregularity, misstatement or omission arising under or relating to any such Contract.

(b)          Since January 1, 2021, (A) no Business Group Member has been (i) debarred or suspended or (ii) notified of a proposed debarment or suspension, in each case from participation in the award of Contracts with or for the ultimate benefit of any Governmental Entity, and (B) no Business Group Member has been the subject of a finding of nonresponsibility or ineligibility for contracting with or for the benefit of any Governmental Entity (in each case excluding ineligibility to bid on specific contracts due to generally applicable bidding requirements not based on any prior acts or omissions of any Business Group Member or any of their respective Affiliates, directors, officers, members, managers, employees or agents), nor, to the Knowledge of Seller, is there any reasonable basis for any such suspension or debarment or finding of non-responsibility or ineligibility.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as follows:

SECTION 4.01  Organization and Standing; Power.  Each of Purchaser and Guarantor is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized.  Each of Purchaser and Guarantor has the requisite corporate or other organizational power and authority to enable it to, as applicable, own the Transferred Equity Interests, to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  Each of Purchaser and Guarantor has, or will have at the Closing, the requisite corporate or other organizational power and authority to execute, deliver and perform each other Transaction Agreement to which it is or will be party and to consummate the Transactions.  Each of Purchaser and Guarantor possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Each of Purchaser and Guarantor, respectively, to consummate the Transactions (a “Purchaser Material Adverse Effect”).

SECTION 4.02  Authority; Execution and Delivery; Enforceability.  The execution, delivery and performance by each of Purchaser and Guarantor of this Agreement and the consummation by each of Purchaser and Guarantor of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action.  Each of Purchaser and Guarantor has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.  The execution, delivery and performance by each of Purchaser and Guarantor or an Affiliate of Purchaser or Guarantor, respectively, of each other Transaction Agreement to which it is or will be party and the consummation by each of Purchaser and Guarantor or an Affiliate of Purchaser or Guarantor, respectively, of the Transactions have been, or will be at the Closing, duly authorized by all necessary corporate or other organizational action.  Purchaser or an Affiliate of Purchaser has, or will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Seller, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 4.03  No Conflicts; Consents.  (a)  The execution, delivery and performance by each of Purchaser and Guarantor or an Affiliate of Purchaser or Guarantor, respectively, of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by each of Purchaser and Guarantor or an Affiliate of Purchaser or Guarantor, respectively, with the terms thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of either Purchaser or Guarantor or any of their respective Affiliates under, (i) the Organizational Documents of Purchaser or Guarantor or any of their respective Affiliates or (ii) assuming that the Consents referred to in Section 4.03(b) are obtained prior to the Closing Date and the registrations, declarations and filings referred to in Section 4.03(b) are made prior to the Closing Date, (A) any Contract to which Purchaser or Guarantor or any of their respective Affiliates is a party or by which any of their respective properties or assets is bound or (B) any Judgment or applicable Law applicable to Purchaser or Guarantor or any of their respective Affiliates or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)  No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or Guarantor or any of their respective Affiliates in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) filings required under, and compliance with other applicable requirements of, Antitrust Laws, (ii) those that may be required solely by reason of the participation of Seller and the Transferred Company or any of their respective Affiliates (as opposed to any other third Person) in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04  Proceedings.  There are not any (a) outstanding Judgments against Purchaser or any of its Affiliates, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates, or (c) investigations by any Governmental Entity that are, to the knowledge of Purchaser, pending or threatened against Purchaser or any of its Affiliates that, in any such case, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05  Securities Act.  Purchaser is acquiring the Transferred Equity Interests for investment only and not with a view to any public distribution thereof.  Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Transferred Equity Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

SECTION 4.06  Sufficiency of Funds.  Purchaser has on the date of this Agreement, and will have on the Closing Date, funds sufficient to satisfy all of Purchaser’s obligations under this Agreement, including the obligations under Article I, to pay any other amounts required to be paid by Purchaser in connection with the consummation of the Transactions and to pay all related fees and expenses on the Closing Date.

SECTION 4.07  No Additional Representations; No Reliance.  (a)  Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in Article II and Article III, neither Seller nor any of its Affiliates nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, its Affiliates, the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Equity Interests or any matter relating to any of them, including their respective businesses, results of operations, financial condition, cash flows and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective representatives by or on behalf of Seller or any of its Affiliates, and that any such representations or warranties are expressly disclaimed.

(b)  Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective representatives (“Projections”), including with respect to future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, its Affiliates or the Business (including the reasonableness of the assumptions underlying any of the foregoing), or (ii) except as expressly set forth in Article II or Article III, any other information relating to Seller, its Affiliates or the Transferred Equity Interests, or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective representatives, whether orally or in writing, in any “data room”, offering memoranda, confidential information teaser, confidential information memoranda, management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions (such information, together with the Projections, “Transaction Materials”), and that any such representations or warranties are expressly disclaimed.

(c)  Purchaser hereby acknowledges and agrees that none of Seller, the Business Group Members, their respective Affiliates or any of their respective representatives will have or be subject to any liability to Purchaser, its Affiliates or any of their respective representatives or equityholders or any other Person resulting from Seller, its Affiliates or any Person on their behalf making available to Purchaser, its Affiliates or their respective representatives, or Purchaser’s, its Affiliates’ or their respective representatives’ or any other Person’s use of, any Transaction Materials.  In particular, Purchaser acknowledges and agrees that (i) there are uncertainties inherent in preparing and making the Projections, (ii) Purchaser is familiar with such uncertainties and (iii) Purchaser is not relying on the Projections and is taking full responsibility for making its own evaluation of the adequacy and accuracy of the Projections.

(d)  Purchaser further acknowledges and agrees that no representative of Seller, the Business Group Members or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement.  Except as expressly set forth in Article II or Article III, no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Transferred Equity Interests or any of the properties or assets of Seller or its Affiliates.

SECTION 4.08  Independent Investigation.  Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry in which the Business Group operates, (b) it has conducted its own independent investigation, review and analysis of the Business, results of operations, financial condition, cash flows and prospects of the Business Group, which investigation, review and analysis was conducted solely by Purchaser and its representatives, (c) it and its representatives have been permitted reasonable access to the books and records, facilities, equipment, Tax Returns, Contracts and other Business Assets that it and its representatives have desired or requested to see or review, and it and its representatives have had reasonable opportunity to meet with the officers and employees of the Business Group Members to discuss the Business, (d) it has reviewed all documents and other information with respect to the Business Group made available to it, whether in the electronic “data room” established by Seller or otherwise, and (e) it is purchasing the Transferred Equity Interests based solely upon the results of the aforementioned investigation, review and analysis and the representations and warranties made to it in Article II and Article III, and not in reliance on any representation or warranty of Seller, the Business Group Members, their respective Affiliates or any of their respective representatives not expressly set forth therein.

SECTION 4.09  Brokers or Finders.  No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission or expense reimbursement in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, except for any such Person, whose fees and expenses will be paid by Purchaser.

ARTICLE V

Covenants

SECTION 5.01  Covenants Relating to Conduct of Business.  (a) Except as (w) set forth in Section 5.01 of the Seller Disclosure Letter, (x) required by applicable Law, Judgment or any Governmental Entity, (y) consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (z) otherwise permitted, contemplated or required by the terms of this Agreement (including to consummate the Pre-Closing Actions), from the date of this Agreement to the Closing, Seller shall cause the Business Group Members to use commercially reasonable efforts to conduct the Business in the ordinary course in substantially the same manner as previously conducted and to preserve substantially intact the business organizations, operations and goodwill of the Business.  In addition, except as (x) set forth in Section 5.01 of the Seller Disclosure Letter, (y) required by applicable Law, Judgment or any Governmental Entity or (z) otherwise permitted, contemplated or required by the terms of this Agreement (including to consummate the Pre-Closing Actions), from the date of this Agreement to the Closing, Seller shall not permit any Business Group Member to do any of the following without the consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i)  amend the Organizational Documents of the Transferred Company;

(ii)  in the case of the Transferred Company only, split, combine or reclassify any shares of its Equity Interests;

(iii)  in the case of the Transferred Company only, issue, deliver, sell or transfer any shares of its Equity Interests or any Company Equity Rights;

(iv)  (A) hire any Business Employee or engage any other individual service provider of the Transferred Company, in each case, who would receive annualized base compensation in excess of $250,000, except to replace any departed Business Employee or other individual service provider in which case the annualized base compensation shall not be materially in excess of that of the individual being replaced, (B) terminate the employment of any Business Employee with annualized base compensation in excess of $250,000, other than for “cause” (as determined by Seller and its Affiliates in their reasonable discretion), (C) hire or fire any Business Employee or engage or terminate any other individual service provider of the Transferred Company, in each case who would receive annualized base compensation of $250,000 or less, other than in the ordinary course of business and consistent with past practice, or (D) transfer the employment or engagement of any employee or independent contractor from another Business Group Member to the Transferred Company or from the Transferred Company to another Business Group Member, in each case, other than in the ordinary course of business;

(v)  except (A) as may be required under applicable Law or any Benefit Plan in effect as of the date of this Agreement or entered into or modified after the date of this Agreement in compliance with this Agreement, (B) any compensation for which Seller or its Affiliates (other than the Transferred Company) shall be solely obligated and which shall not impact any covenant of Purchaser in Section 5.06, or (C) in the case of any action that is generally applicable to employees of Seller and its Affiliates in a particular jurisdiction or geographic area, including Business Employees (but not solely including Business Employees), (1) adopt or amend any Benefit Plan, if such adoption or amendment would result in a material increase in costs to Purchaser on or after the Closing Date, or (2) other than in the ordinary course of business, grant any increase in base salary, wages, bonuses or incentive compensation;

(vi)  other than (A) borrowings in the ordinary course of business and lines of credit or similar arrangements in existence as of the date of this Agreement, all of which will be repaid or extinguished at or prior to the Closing, or (B) lease obligations required to be capitalized in accordance with GAAP and incurred in the ordinary course of business, create, incur, assume or guarantee any indebtedness for borrowed money;

(vii)  voluntarily subject any of its material Business Assets to any Lien (other than any Permitted Lien) that would have been required to be set forth in Section 3.06 or Section 3.07(a) or (b) of the Seller Disclosure Letter if it existed on the date of this Agreement;

(viii)  loan or advance any amount to, or enter into any agreement or arrangement with, Seller or any of its Affiliates, except for (A) transactions between or among the Business Group Members or (B) intercompany transactions in the ordinary course of business;

(ix)  make any change in any method of financial accounting or financial accounting practice or policy other than those required or permitted by GAAP or other applicable accounting standards (or any interpretation thereof) or required by applicable Law;

(x)  make, change or revoke any material election in respect of Taxes, adopt or change a material annual Tax accounting period or method, enter into agreement or settlement with a Taxing Authority with respect to a material amount of Taxes, in each case, to the extent such action would reasonably be expected to result in a liability for Taxes of Purchaser, its Affiliates or the Transferred Company;

(xi)  acquire, by merging or consolidating with, or by purchasing a substantial portion of the properties or assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or lease any properties or assets that are material to the Business other than (A) properties or assets in the ordinary course of business or (B) renewals of existing Leases in the ordinary course of business;

(xii)  sell, lease (as lessor), sublease (as sublessor), license (as licensor) or otherwise dispose of any material Business Asset (other than Intellectual Property), individually or in the aggregate with other like Business Assets then being sold, leased, subleased, licensed or disposed of, except for (A) disposals of real properties or assets in the ordinary course of business, (B) sales of inventory and dispositions of obsolete, worn-out or excess equipment or assets and (C) leases or licenses of Owned Real Property or subleases or licenses of Leased Real Property in the ordinary course of business;

(xiii)  abandon, allow to lapse or fail to maintain any material registered Business Intellectual Property (other than abandonments, expirations, cancellations and the like occurring in the ordinary course of business that are not material, individually or in the aggregate, to the Business);

(xiv)  transfer, assign or grant any license or sublicense to any Person of or with respect to any material registered Business Intellectual Property, other than (A) the grant of non-exclusive licenses pursuant to written license agreements in the ordinary course of business and (B) any such transfer, assignment or grant that may be required pursuant to a Material Contract;

(xv)  adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Transferred Company;

(xvi)  modify, amend, terminate, cancel, extend or grant any Consent or waiver under any Material Contract, in each case, other than (A) in the ordinary course of business and (B) terminations or renewals in accordance with the terms of any such Material Contract;

(xvii)  enter into any Material Contract, except in the ordinary course of business;

(xviii)  compromise, settle or agree to settle any material Proceeding involving the Business or the Transferred Company (other than any compromise, settlement or agreement that imposes an aggregate monetary obligation for which the Transferred Company will have liability following the Closing of less than $500,000 individually or $1,000,000 in the aggregate; provided that (1) no non-monetary obligations (other than customary confidentiality obligations) are imposed on the Transferred Company and (2) the Transferred Company does not admit to any wrongdoing); or

(xix)  agree or commit, whether in writing or otherwise, to do any of the foregoing.

(b)  From the date hereof through the Closing, Seller shall use its commercially reasonable efforts not to enter into (i) any additional Shared Contracts or (ii) any additional Material Contracts pursuant to which consummation of the Transactions would result in a violation of or default under, or loss of a material benefit under, such Material Contract without the consent or approval of the counterparty thereto.  Seller will keep Purchaser reasonably informed with respect to the execution of any such Contract.

(c)  Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Agreement or any other Transaction Agreement shall prevent Seller, its Affiliates or any Business Group Member from taking any action or failing to take any action (i) in response to COVID-19 or COVID-19 Measures, in each case, to the extent reasonably necessary to mitigate a proximate risk to health and human safety and to the extent reasonably consistent with any such actions (or omissions) as Seller, its Affiliates or any Business Group Member has taken in response thereto prior to the date hereof and (ii) in response to COVID-19 Measures, in each case, to the extent reasonably necessary to comply with such COVID-19 Measures, taking into account (x) the scope and duration of such act or failure to act and (y) the actions being taken by companies that are similarly situated and that operate in similar industries in response to COVID-19 Measures.

(d)  Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Agreement or any other Transaction Agreement shall in any event limit or restrict any actions or failure to take actions by Seller or any of its Affiliates (other than the Business Group Members) with respect to any matter to the extent unrelated to the Business.

SECTION 5.02  Access to Information.  From the date of this Agreement to the Closing, Seller shall cause each Business Group Member to afford to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable notice during normal business hours, to all the personnel, properties, books, Contracts, Tax Returns and records of each Business Group Member and, during such period, shall furnish to Purchaser any information concerning any Business Group Member as Purchaser may reasonably request (other than any of the foregoing to the extent related to the negotiation and execution of this Agreement, any other Transaction Agreement or the Transactions or any proposals to or from other parties relating to any competing or alternative transactions); provided, however, that Purchaser and its accountants, counsel and other representatives shall conduct any such permitted activities in such a manner as not to interfere unreasonably with the business or operations of any Business Group Member; provided further, however, that (i) no Business Group Member shall be required to provide such access if Seller determines, in its reasonable judgment, that doing so could (A) violate applicable Law or an applicable Judgment or (B) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (it being understood that Seller and the Business Group Members shall use commercially reasonable efforts to provide such access in a manner that does not violate any such Law or Judgment or jeopardize any such privilege or protection), (ii) such access shall not include any Phase II environmental investigations or any other environmental testing or sampling of, at or under any Owned Real Property or Leased Real Property by or on behalf of Purchaser, its accountants, counsel or its other representatives and (iii) no Business Group Member shall be required to provide any such access or information to the extent unrelated to the Business (provided, that Business Group Members shall be required to extract any Business-related information from information unrelated to the Business to the extent reasonably practicable).  All requests for information made pursuant to this Section 5.02 shall be directed to the executive officer or other Person designated by Seller.  Nothing in this Section 5.02 or elsewhere in this Agreement shall be construed to require Seller or any of its representatives to prepare any reports, analyses, appraisals or opinions that are not readily available (it being understood that Seller shall not be required to prepare any financial projections, forecasts or any other prospective or pro forma financial information). Seller acknowledges that Purchaser may seek a representations and warranties insurance policy in connection with this Agreement and Purchaser and its counsel and representatives will be required to complete additional diligence on the Business prior to the Closing.  Seller shall cause each Business Group Member to reasonably cooperate with Purchaser and its counsel and other representatives in such diligence efforts and promptly provide all information reasonably requested.

SECTION 5.03  Confidentiality.  Purchaser agrees that the information being provided to it in connection with the Transactions (including the terms of the Transaction Agreements and the contents of the Seller Disclosure Letter) will remain subject to the terms of the confidentiality agreement, dated as of October 16, 2023, between CRH Americas, Inc. and Seller (the “Confidentiality Agreement”).  Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided, however, that Purchaser agrees that any and all other information provided to it or any of its Affiliates, or any of their respective representatives, by Seller or any of its Affiliates, or any of their respective representatives, shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing, and Purchaser shall otherwise comply with the Confidentiality Agreement in accordance with its terms (other than with respect to the non-solicitation of Continuing Employees, which will terminate at Closing).  Effective upon the Closing, Seller shall use commercially reasonable efforts to cause any confidentiality agreements entered into between Seller or the Transferred Company or any of their respective Affiliates, on the one hand, and any potential purchaser in a proposed transaction similar to the Transactions, on the other hand, to be assigned to the Transferred Company, such that the Transferred Company and their Affiliates receive the benefit of, and full right to enforce, such confidentiality agreements from and after the Closing.

SECTION 5.04  Efforts to Consummate the Transactions.

(a)  On the terms and subject to the conditions of this Agreement, Seller and Purchaser shall each use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to cause the Closing to occur as promptly as reasonably practicable, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing, and to identify and obtain any consents, approvals or waivers of the counterparties to the Material Contracts; provided, however, this Section 5.04 shall not require any party to expend any money or incur any liability in order to procure any such consent, approval or waiver.  Seller and Purchaser shall not, and shall not permit any of their respective Affiliates to, take any action (including acquiring or making any investment in any Person or any division or assets thereof) that would, or would reasonably be expected to, result in a material delay in the satisfaction of any of the conditions set forth in Article VI or any of such conditions not being satisfied.

(b)  Each of Seller and Purchaser shall (and shall cause their respective Affiliates to) as promptly as practicable file with the appropriate Governmental Entities any notices and applications necessary to obtain clearance under any applicable Laws for the consummation of the Transactions; provided that, without limiting the generality of the foregoing, each of Seller and Purchaser agrees to make (or cause its applicable Affiliates to make) an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino-Antitrust Improvements Act of 1976, as amended (the “HSR Act” and such filing, “HSR Act filing”), with respect to the Transactions within 10 Business Days following the date hereof.  Seller and Purchaser shall (and shall cause their respective Affiliates to) furnish each other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under such Laws.  Seller and Purchaser shall (and shall cause their respective Affiliates to) keep each other apprised of the status of any communications with, and any inquiries or requests for additional or supplemental information from, any such Governmental Entities and shall (and shall cause their respective Affiliates to) comply promptly with any such inquiry or request and shall (and shall cause their respective Affiliates to) promptly provide any additional or supplemental information requested in connection with any filings made hereunder pursuant to such Laws.  Each of Seller and Purchaser shall (and shall cause its respective Affiliates to) use its reasonable best efforts to obtain any clearance required under such Laws for the consummation of the Transactions (including the expiration or early termination of any applicable waiting period) as promptly as reasonably practicable, it being understood that the foregoing shall not be construed to limit Purchaser’s right in good faith to oppose the imposition of Remedy Actions or to negotiate with respect to the terms thereof in connection with obtaining any such clearance in the event that good faith efforts to resolve any reasonable objections by a Governmental Entity have proven unsuccessful after a reasonable period of time.  Neither Seller nor Purchaser shall (nor shall it permit any of its Affiliates to) “pull and re-file” any HSR Act filing pursuant to 16 C.F.R. § 803.12(c) or consent to any voluntary delay of the Closing or extension of any applicable waiting period at the behest of any Governmental Entity without the consent of the other.

(c)  For purposes of this Section 5.04, the “reasonable best efforts” of Purchaser shall include taking any and all such action, including (i) contesting, resisting and defending through litigation any Proceeding instituted (or threatened to be instituted) challenging the Transactions as violative of any Law, (ii) attempting to have repealed, rescinded or made inapplicable any applicable Law, and to have vacated, lifted, reversed or overturned any Judgment or temporary, preliminary or permanent injunction or other restraint or prohibition, that is enacted, entered, promulgated or enforced by a Governmental Entity that would make the Transactions illegal or would otherwise prohibit or impair or delay the consummation of the Transactions, (iii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of businesses, product lines, assets or operations of the Transferred Company or any of the Transferred Assets, provided, that such assets or line of business shall not include, or impose material and direct restrictions on the operations of, the Hunter Plant, (iv) conducting its and its Affiliates’ businesses or the Business in a specified manner, or proposing and agreeing or permitting to conduct any of such businesses in a specified manner, including by agreeing to undertakings required by a Governmental Entity that it or any of its Affiliates or any Business Group Member will take, or refrain from taking, any action (including terminating existing relationships, contractual rights, obligations or arrangements or creating any relationship, contractual right, obligation or other arrangement, including, in each case, after the Closing Date, of the Transferred Company, the Business or any investment held directly or indirectly by the Transferred Company), and (v) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s or its Affiliates’ freedom of action with respect to or ability to retain one or more of the businesses, product lines, assets or operations of Purchaser or any of its Affiliates or any Business Group Member, in each case, to the extent necessary to obtain any clearance required under applicable Laws for the consummation of the Transactions, resolve any such objections or avoid or eliminate any such impediments (the actions described in clauses (i), (ii), (iii), (iv) and (v), the “Remedy Actions”); provided, however, that the effectiveness of any Remedy Action described in clauses (iii) through (v) shall be conditioned upon the Closing.  For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.04 or any other provision of this Agreement, (i) neither Seller nor any of its Affiliates (other than the Transferred Company effective upon the Closing) shall be required to sell, divest, dispose of or enter into any other arrangements, or take any other Remedy Action with respect to, their businesses, product lines, assets or operations pursuant to this Section 5.04 or any other provision of this Agreement, and the “reasonable best efforts” of Seller shall not include taking any of the Remedy Actions, and (ii) neither Purchaser nor any of its Affiliates shall be required to sell, divest, dispose of or enter into any other arrangements, or take any other Remedy Action with respect to, their own businesses, product lines, assets or operations pursuant to this Section 5.04 or any other provision of this Agreement (which for the avoidance of doubt do not include the Transferred Company, the Business or the Transferred Assets), and the “reasonable best efforts” of Purchaser shall not include taking any of such Remedy Actions with respect thereto.

(d)  Without limiting the generality of anything contained in this Section 5.04, Seller and Purchaser shall (and shall cause their respective Affiliates to), to the extent permitted by applicable Law, (i) give each other prompt notice of the making or commencement of any request, inquiry or Proceeding by or before any Governmental Entity with respect to the Transactions, (ii) keep each other reasonably informed as to the status of any such request, inquiry or Proceeding, (iii) promptly inform each other of any communication (and provide each other with copies of all written communications) to or from any Governmental Entity regarding the Transactions, subject to the redaction of any information deemed by such party to be competitively sensitive or as necessary to address any reasonable privilege or confidentiality concerns; provided, that if a party redacts any information in reliance on the foregoing, that party must provide an un-redacted copy of the relevant communications or information to the other party’s legal advisors on an “external counsel only” basis, (iv) consult and cooperate with each other in good faith in connection with any meetings or oral communications, formal or informal, with any Governmental Entity in connection with the Transactions and, where practicable, provide each other with advance notice and an opportunity to attend and participate in all such meetings and oral communications other than in meetings that clearly relate to one party, such as negotiations relating to a party’s compliance with a request for additional information, and (v) consult and cooperate with each other in good faith in connection with, and provide each other with reasonable advance opportunity to review and comment upon (and each will consider in good faith the views of the other in connection with), any filing, registration, declaration, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made or submitted to any Governmental Entity regarding the Transactions. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, Purchaser shall control and lead (with prior notice to and consultation of Seller and considering Seller’s views in good faith) all communications and strategy relating to any process under the HSR Act and any other antitrust Laws.

(e)  Nothing in this Agreement shall (i) apply to or restrict communications or other actions by any Business Group Member with or with respect to Governmental Entities in connection with its business in the ordinary course of business or (ii) give Purchaser, directly or indirectly, the right to control or direct the operations of any Business Group Member prior to the Closing.

(f)  Subject to the preceding provisions of this Section 5.04, from time to time, as and when requested by any party hereto, each other party hereto shall (and shall cause its Affiliates to) execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions, as such other party may reasonably deem necessary or desirable to consummate the Transactions.

SECTION 5.05  Expenses.  Whether or not the Closing takes place, except as expressly set forth in any other provision of this Agreement or the other Transaction

Agreements, all costs and expenses incurred in connection with this Agreement, the other Transaction Agreements and the Transactions shall be paid by the party incurring such costs and expenses, such costs and expenses, in the case of Seller, to include the costs and expenses incurred by the Transferred Company prior to the Closing in connection with this Agreement, the other Transaction Agreements and the Transactions.

SECTION 5.06  Employee Matters.

(a)  For a period from the Closing Date until the later of (i) December 31, 2024 and (ii) the first (1st) anniversary of the Closing (or for such longer period as required by applicable Law) (the “Continuation Period”), Purchaser shall, or shall cause its Affiliates to, provide to each Business Employee who is employed by any Business Group Member as of the Closing Date and who is either employed by the Transferred Company or who accepts Purchaser’s or its Affiliates’ offer of employment, in each case effective upon the Effective Time and conditioned on the Closing occurring (each such Business Employee, a “Continuing Employee”), (i) a base salary or wages (as applicable) and  variable pay and short-term incentive compensation opportunities, in each case, no less favorable than those provided to such Continuing Employee immediately prior to the Closing Date, (ii) other employee benefits (excluding long-term incentive compensation, retiree benefits (pension and welfare), equity-based compensation and retention or transaction-based compensation), that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Closing Date and (iii) long-term incentive compensation opportunities and retiree benefits (pension and welfare), in each case, on a substantially similar basis as provided to newly hired similarly-situated non-union employees of Purchaser and its Affiliates, but after taking into account the requirements of the remainder of this Section 5.06(a).  In addition, Purchaser shall, or shall cause its Affiliates to, provide to each Continuing Employee, whose employment is terminated by Purchaser or any of its Affiliates during the Continuation Period, severance and termination benefits at the level that would have been applicable to such Continuing Employee under the relevant severance and termination practices set forth on Section 5.06(a) of the Seller Disclosure Letter, taking into account such Continuing Employee’s service with Seller and its Affiliates (including any Business Group Member) and any of their respective predecessors prior to the Closing Date in accordance with the schedule of service provided by Seller to Purchaser prior to the Closing Date, as well as service with Purchaser and its Affiliates following the Closing Date.  Effective as of the Closing, the Transferred Company shall cease to be a participating employer in all Benefit Plans, and each Continuing Employee shall cease to participate in any Benefit Plan sponsored by Seller or any of its Affiliates as an active employee.  Prior to the Closing, Seller shall cause all Continuing Employees to be fully vested in their accounts under any 401(k) plan sponsored by the Seller or its Affiliates.  Seller shall, or shall cause one of its Affiliates (other than the Transferred Company), to pay, as soon as practicable following the Closing, each Continuing Employee a cash amount equal to the fair value (as determined by Seller) of any time-based restricted stock units or performance stock units of Seller that such Continuing Employee forfeits as a result of transferring to Purchaser or one of its Affiliates; provided that, in the case of performance stock units, the cash value shall be calculated based on the target number of shares subject to such award, prorated based on the portion of the vesting period that has elapsed prior to Closing.

(b)  From and after the Closing Date, Purchaser shall, or shall cause its Affiliates to, recognize and honor all of each Continuing Employee’s accrued and unused vacation and other paid time-off benefits as of the Closing, including any such benefits that are forfeited by an Offer Employee as a result of his or her transfer to Purchaser and its Affiliates, consistent with the terms of the vacation or similar policies of the Business Group Member applicable to such Continuing Employee as in effect immediately prior to the Closing.  Seller shall provide a schedule of all accrued and unused vacation and other paid time-off benefits within five Business Days following the Closing Date.  Each Continuing Employee who is eligible for an annual bonus under any Benefit Plan for the year in which the Closing occurs shall be paid, as soon as practical following the Closing, a prorated portion of the target amount of such annual bonus by the Seller or one of its Affiliates (other than the Transferred Company), with such proration to reflect service through the Closing Date (each, a “Pre-Closing Bonus”).  Following the Closing Date, the Continuing Employees shall participate in annual incentive or short-term bonus plans sponsored or maintained by Purchaser and its Affiliates in accordance with Section 5.06(a), including remaining eligible to receive a prorated bonus in respect of the portion of the year in which the Closing occurs following the Closing.

(c)  From and after the Closing Date, Purchaser shall, or shall cause the Transferred Company or Purchaser’s other Affiliates to, recognize, for purposes of eligibility and vesting and, solely with respect to severance, vacation and paid-time off benefits, for purposes of calculation of compensation and benefit levels, under all plans, programs and arrangements established or maintained by Purchaser or any of its Affiliates (including, after the Closing, the Transferred Company) (other than pension plans and plans, programs and arrangements that are closed to new participants) in which a Continuing Employee is eligible to participate, each Continuing Employee’s service with Seller and its Affiliates (including any Business Group Member) and any of their respective predecessors prior to the Closing Date (in accordance with the schedule of services provided by Seller to Purchaser no later than the Closing Date) as if such service were with Purchaser and its Affiliates and to the same extent such service was recognized by Seller and its Affiliates under a comparable Benefit Plan prior to the Closing Date; provided that no such recognition of service shall be required to the extent that it would result in a duplication of benefits.

(d)  (i)  From and after the Closing Date, except as expressly provided herein, Purchaser shall, and shall cause the Transferred Company and Purchaser’s other Affiliates to, assume, and indemnify and hold harmless Seller and its Affiliates from, (A) all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each Continuing Employee (or any dependent or beneficiary thereof) arising after the Closing related to the service of such Continuing Employee with Purchaser or an Affiliate of Purchaser (including the Transferred Company) or the actual or constructive termination of such Continuing Employee’s employment after the Closing but excluding any liabilities under the Benefit Plans, (B) any unused vacation and other paid time-off benefits of any such Continuing Employee and accrued as of the Closing and (C) any Current Period Payroll (such liabilities, obligations, commitments, claims and losses, the “Assumed HR Liabilities”).  Seller and its Affiliates shall retain, and from and after the Closing Date, except as expressly provided herein, Seller shall, and shall cause Seller’s other Affiliates to, assume, and indemnify and hold harmless Purchaser and its Affiliates (including the Transferred Company) from, all employment, labor, compensation, bonus, commission, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each current and former Business Employee (or any dependent or beneficiary thereof) arising before or at the Closing, including related to the service of such current or former Business Employee or the actual or constructive termination of such current or former Business Employee’s employment before or at the Closing (except for the Assumed HR Liabilities or to the extent otherwise arising from a breach by Purchaser of this Agreement, including any obligation to offer employment to any such Business Employee in accordance with the terms of this Agreement) (such liabilities, obligations, commitments, claims and losses, the “Excluded HR Liabilities”).  The Excluded HR Liabilities shall include, for the avoidance of doubt, the obligation in respect of the Pre-Closing Bonuses and any earned but unpaid commissions attributable to periods prior to the Closing.

(ii)  Except as specifically provided in this Agreement (including with respect to the Assumed HR Liabilities), neither Purchaser nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge, and Seller and its Affiliates, as the case may be, will remain liable to pay, perform and discharge when due all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses, including with respect to any Benefit Plan, relating to each employee of Seller and its Affiliates (or any dependent or beneficiary of any such employee).

(iii)  Nothing in this Agreement shall require Seller or any of its Affiliates to transfer assets or reserves with respect to its health or welfare plans to Purchaser or any of its Affiliates.

(e)  No later than the Closing Date, Purchaser shall, or shall cause the Transferred Company or Purchaser’s other Affiliates to, have in effect one or more defined contribution plans that each include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (each, a “401(k) Plan”) that will provide benefits to Continuing Employees participating in Seller’s 401(k) Plan as of the Closing Date (“Seller’s 401(k) Plan”).  Each Continuing Employee who participates in Seller’s 401(k) Plan as of the Closing Date shall become a participant in Purchaser’s 401(k) Plan as of the Closing Date.  If a Continuing Employee elects a “direct rollover” to Purchaser’s 401(k) Plan of the account balances of such Continuing Employee (including a direct in-kind rollover of promissory notes evidencing any outstanding loans) under Seller’s 401(k) Plan in accordance with applicable Law and Seller’s 401(k) Plan, Purchaser agrees to cause Purchaser’s 401(k) Plan to allow each such Continuing Employee to make such direct rollover. Following a “direct rollover” of such Continuing Employee’s account balances, Seller shall have no liability for any costs, expenses or damages that may result from any claim for any benefit alleged to be payable under Seller’s 401(k) Plan with respect to such Continuing Employee and such Continuing Employee’s beneficiaries, other than any costs, expenses or damages that may result from any claim for any benefit alleged to be payable under Seller’s 401(k) Plan arising out of the failure by Seller to make any contributions due under Seller’s 401(k) Plan or to administer Seller’s 401(k) Plan in compliance with applicable Law.

(f)  Except (x) in the event that a Business Employee (other than an Employee on Disability Leave) automatically transfers to Purchaser upon the occurrence of the Closing pursuant to the transfer of the Transferred Equity Interests to Purchaser or (y) as otherwise provided under Section 5.06(g) with respect to an Employee on Disability Leave (including an Employee on Disability Leave who is employed by the Transferred Company immediately prior to the Closing), no later than 20 calendar days prior to the Closing Date, Purchaser shall offer employment, effective as of 12:01 a.m., local time, on the Closing Date, to all such Business Employees, in each case effective upon, and conditioned on the occurrence of, the Closing occurring (each such Business Employee, an “Offer Employee”). Purchaser shall provide each Offer Employee with an offer of employment and employment terms in accordance with Purchaser’s covenants in this Section 5.06, contingent on the Closing and satisfactory results from Purchaser’s standard pre-employment background check and Form I-9 process.  In addition, each offer of employment pursuant to this Section 5.06(f) shall provide for (i) a position that is (A) comparable to the position held by the applicable Business Employee immediately prior to the Closing Date and (B) at a geographic location that is within 20 miles of such Business Employee’s place of work immediately prior to the Closing Date (excluding, for purposes of clause (B), any Business Employee who solely works remotely immediately prior to the Closing Date) and (ii) other employment terms that are (A) comparable in the aggregate to the terms of the applicable Business Employee’s employment with Seller immediately prior to the Closing Date and (B) sufficient to avoid severance and similar obligations under any applicable severance benefit plan, program, policy, agreement or arrangement.  Each Offer Employee who becomes an employee of Purchaser pursuant to an offer made by Purchaser or one of its Affiliates prior to the Effective Time shall be treated as a Continuing Employee.

(g)  Seller shall transfer the employment of any Employee on Disability Leave to Seller or one of its Affiliates (other than the Transferred Company) prior to the Closing Date.  With respect to each Employee on Disability Leave who presents himself or herself to Purchaser and its Affiliates (which may include the Employee on Disability Leave’s manager or HR manager in the Transferred Company) as willing and able to commence active employment within twelve months following the Closing Date or such longer period as otherwise required by applicable Law (the “Disability Period”), effective as of the date on which such Employee on Disability Leave presents himself or herself to Purchaser for active employment, Purchaser shall, or shall cause its Affiliates to, make an offer of employment to such Employee on Disability Leave, in each case in accordance with this Article V. No later than 10 Business Days prior to the Closing Date, to the extent permitted by applicable Law, Seller shall provide to Purchaser a list of all Business Employees who are Employees on Disability Leave and the projected end date of each such employee’s leave of absence; provided further that, during the Disability Period, Seller shall promptly notify Purchaser of the occurrence of the end of any such long-term disability leave. With respect to any Employee on Disability Leave who does not present himself or herself to Purchaser and its Affiliates for active employment on or before the last day of the Disability Period, Purchaser and its Affiliates shall have no obligation to make an offer of employment to (as applicable), such Employee on Disability Leave. Where an Employee on Disability Leave presents himself to Purchaser for active employment under this Section 5.06(g), Purchaser is responsible for all discussions concerning accommodations under the Americans with Disabilities Act.  For the avoidance of doubt, the Continuation Period referred to in Section 5.06(g) shall not be extended with respect to an Employee on Disability Leave, except as may be required by applicable Law.  The employment of an Employee on

Disability Leave with Seller and its Affiliates shall cease on the date such Employee on Disability Leave becomes employed by Purchaser or an Affiliate of Purchaser.

(h)  Purchaser shall, or shall cause its Affiliates (including, following the Closing, the Transferred Company) to, (A) waive any pre-existing condition, exclusion, limitation, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Purchaser or any of its Affiliates (including, after the Closing, the Transferred Company) for the benefit of Continuing Employees (including their respective dependents and beneficiaries, if any), except to the extent such pre-existing condition, exclusion, limitation, requirement or waiting period would have been applicable to the applicable Continuing Employee (including his or her respective dependents and beneficiaries, if any) under a similar Benefit Plan or any plan, program, agreement, arrangement or understanding that is required by applicable Law immediately prior to the Closing and (B) provide full credit for any co-payments, deductibles or similar out-of-pocket payments made or incurred by Continuing Employees (including their respective dependents and beneficiaries, if any) prior to the Closing Date for the plan year in which the Closing occurs provided that Seller provides Purchaser no later than 10 Business Days after any reasonable request from Purchaser with the information needed to credit such amounts.

(i)  Seller shall be, or shall cause its Affiliates to be, responsible for the following under each Benefit Plan: (A) all medical, dental and prescription drug claims for expenses incurred by any Continuing Employee or his or her dependents; (B) all claims for short-term and long-term disability income benefits incurred by any Continuing Employee; and (C) all claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Continuing Employee, in each case, prior to the Closing.  Purchaser shall be, or shall cause its Affiliates to be, responsible for all (x) medical, dental and prescription drug claims for expenses incurred by any Continuing Employee or his or her dependents or beneficiaries, if any, (y) claims for short-term and long-term disability income benefits incurred by any Continuing Employee and (z) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Continuing Employee, in each case under the terms and conditions of the benefit plans of Purchaser or its Affiliates to the extent the Continuing Employee or his or her dependents or beneficiaries are covered under such Purchaser plans on or after the Closing.  Except in the event of any claim for workers’ compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits; and (2) short- and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.

(j)  With respect to Continuing Employees, a Workers’ Compensation Claim shall be covered (A) under a workers’ compensation program of Seller or its Affiliates if the applicable Workers’ Compensation Event occurred prior to the Closing and (B) under a workers’ compensation program of Purchaser or its Affiliates if the applicable Workers’ Compensation Event occurs on or after the Closing; provided that, with respect to a Workers’ Compensation Claim that arises from a repetitive activity that occurs over a period both preceding and following the Closing, the Workers’ Compensation Event shall be allocated to each of Seller’s and Purchaser’s (or their respective Affiliates’) worker’s compensation programs based on the length of time of exposure the applicable Continuing Employee was employed with each of Seller or Purchaser (or their respective Affiliates).

(k)  Seller shall be solely responsible for all liability under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and Section 4980B of the Code (“COBRA”) or other applicable state Law relating to the provision of group health plan continuation coverage with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9.

(l)  Within five (5) Business Days following the Closing, Seller shall provide Purchaser a schedule of all “employment losses” within the meaning of the WARN Act of employees of the Transferred Company that occurred within ninety (90) days prior to the Closing Date.

(m)  Nothing contemplated by this Section 5.06 shall be construed as (i) conferring upon any Person (including any Continuing Employee), other than the parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) establishing, or constituting an amendment, modification or termination of, or an undertaking to amend, establish, modify or terminate, any compensation or benefit plan, program, agreement or arrangement, (iii) requiring Purchaser or any of its Affiliates to be obligated to continue the employment of any Continuing Employee for any period of time after the Closing Date, or (iv) altering or limiting the rights of Purchaser or any of its Affiliates to terminate the employment of any Continuing Employee or to amend, modify or terminate any compensation or employee benefit plan, program, agreement or arrangement.

SECTION 5.07  Tax Matters.  (a)  Tax Returns; Payment of Taxes.  Purchaser and Seller agree that:

(i)  In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed on or before the Closing Date (each, a “Seller Prepared Pre-Closing Tax Return”), Seller shall (x) timely file, or cause to be filed, such Seller Prepared Pre-Closing Tax Return with the relevant Taxing Authority and (y) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Seller Prepared Pre-Closing Tax Return.  Such Seller Prepared Pre-Closing Tax Returns shall be prepared on a basis consistent with the Transferred Company’s existing procedures and practices and accounting methods.

(ii)  In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed after the Closing Date (each, a “Purchaser Prepared Pre-Closing Tax Return”), Purchaser shall prepare, or cause to be prepared, such Purchaser Prepared Pre-Closing Tax Return and shall (x) timely file, or cause to be filed, such Purchaser Prepared Pre-Closing Tax Return with the relevant Taxing Authority and (y) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Purchaser Prepared Pre-Closing Tax Return. Such Purchaser

Prepared Pre-Closing Tax Returns shall be prepared on a basis consistent with the Transferred Company’s existing procedures and practices and accounting methods.  Purchaser will provide Seller with copies of any such Tax Returns for Seller’s review and comment at least twenty (20) days prior to the due date thereof (including by giving effect to any extensions thereto). If Seller objects to any item on such Tax Returns, it shall within ten (10) days after delivery of such Tax Return notify Purchaser in writing that it so objects, specifying with particularity which item and stating the specific factual or legal basis for such objection.  If the notice of objection shall be duly delivered, Purchaser shall make such revisions as are reasonably requested by Seller. After written demand therefor (including by providing a copy of the relevant portion of any Purchaser Prepared Pre-Closing Tax Return and evidence of payment to the relevant Taxing Authority), Seller shall reimburse Purchaser for any portion of the Taxes payable with respect to any Purchaser Prepared Pre-Closing Tax Return that relates to a Pre-Closing Tax Period except to the extent such amount was included in the calculation of Indebtedness. For the avoidance of doubt, Purchaser shall not be entitled to make a claim under Section 8.03(a)(iii) to the extent Taxes were reimbursed under this Section 5.07(a)(ii).

(iii)  For purposes of this Agreement, to the extent permissible under applicable Laws, the parties agree to elect (and have the Transferred Company elect) to have each current Tax year of the Transferred Company end on the Closing Date and, if such election is not permitted or required in a jurisdiction with respect to a specific Tax such that the Transferred Company is required to file a Tax Return for a Straddle Period, to utilize the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date:  (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall equal the Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes (including income Taxes, sales Taxes, employment Taxes and withholding Taxes), the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Transferred Company filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.”  For purposes of clause (ii), (A) any item determined on an annual or periodic basis shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period; (B) any Tax or item resulting from a transaction engaged in by the

Transferred Company on the Closing Date but after the Closing at the direction of the Purchaser and not otherwise contemplated by this Agreement will be treated as occurring on the day immediately following the Closing Date.

(b)  Cooperation. Seller and Purchaser shall fully and timely cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives to fully and timely cooperate, in preparing and filing Tax Returns of the Transferred Company or with respect to the Transferred Assets and conducting any Proceeding relating to Taxes of the Transferred Company or with respect to the Transferred Assets, including by maintaining and making available to each other any records necessary in connection with any such Tax Returns or any such Tax dispute or audit.  Purchaser shall, and shall cause the Transferred Company to, (i) retain until 60 calendar days after the expiration of the applicable statute of limitations (or such later date as required by applicable Law) all accounting and Tax records and information that may be relevant to any Tax Return of the Transferred Company or with respect to the Transferred Assets for a Pre-Closing Tax Period and (ii) allow Seller and its Affiliates, agents and representatives, at Seller’s expense and at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records and information as Seller may reasonably deem necessary or appropriate from time to time.

(c)  Reduction, Refunds and Credits.  Seller shall be entitled to retain, or receive prompt payment from Purchaser with respect to, any reduction, refund or credit of Taxes (including, for the avoidance of doubt, overpayments of estimated Taxes) described under Section 8.03(a)(i) through (iii) except to the extent such reduction, refund or credit was specifically reflected in the calculation of Indebtedness. Purchaser shall, if Seller so requests, at Seller’s expense, file for an obtain or cause the Transferred Company to file for an obtain, any reduction, refunds or credits to which Seller is entitled under this Section 5.07(c), except to the extent Purchaser reasonably determines that such refund would have an adverse effect on a Tax period ending after the Closing Date, and shall remit such reduction, refund or credit to Seller, net of any costs incurred by Purchaser to file for such reduction, refund or credit. Purchaser shall be entitled to retain, or receive prompt payment from Seller with respect to, any reduction, refund or credit of Taxes of the Transferred Company or with respect to the Transferred Assets other than such Taxes described in the first sentence of this Section 5.07(c).

(d)  Tax Sharing Agreements.  Seller shall cause all Tax sharing or indemnification agreements (other than agreements entered into in the ordinary course of business the primary purpose of which is not the allocation or sharing of Taxes) between or among Seller or any of its Subsidiaries (other than the Transferred Company), on the one hand, and the Transferred Company, on the other hand, to terminate on or before the Closing Date.

(e)  Section 338 Election/Check the Box Election.  Purchaser and Seller shall join in making timely, effective and irrevocable elections under Section 338(h)(10) of the Code and Treas. Reg. 1.338(h)(10)-1 of the Treasury Regulations (and any corresponding elections under state and local Tax law) with respect to the purchase and sale of the Transferred Company in accordance with applicable law (the “Section 338(h)(10) Election”). The Purchaser shall deliver to the Seller not later than five (5) days prior to Closing properly executed Forms 8023, which the Seller shall execute and deliver to Purchaser at the Closing. Purchaser shall be responsible for the filing of the executed Forms 8023 with the appropriate governmental entities, with proof of filling delivered to the Seller. Seller and the Purchaser shall jointly and timely make any elections under any state or local Tax law comparable to the Section 338(h)(10) Election with respect to the Transferred Company in the manner specified in this Section 5.07(e). Each of the parties hereto shall, as promptly as practicable following the date hereof, cooperate with each other to take all other actions necessary and appropriate (including filing IRS Forms 8883 and such other form, returns, elections, schedules and other documents as may be required) otherwise to effect and preserve timely Section 338(h)(10) Elections in accordance with the provisions of Treas. Reg. 1.338-1 and 1.338(h)(10)-1 (and any corresponding elections under state and local Tax law).

(f)  Tax Forms. Seller shall deliver to Purchaser at the Closing a duly executed and acknowledged IRS Form W-9 of Seller and each Selling Entity.

(g)  Purchase Price Allocation.

(i)  The Purchase Price (plus any items to the extent properly taken into account under Section 1060 of the Code) shall be allocated between (x) the Equity Interests of the Transferred Company (the “Share Allocation”) and (y) the Transferred Assets (and with respect to the Transferred Assets, among the Selling Entities) (the “Asset Allocation”). If the assets of the Transferred Company are properly treated as acquired for Tax purposes pursuant to this Agreement, then the Share Allocation shall be further allocated among the assets of the Transferred Company in accordance with Section 1060 of the Code and Treasury Regulation Section 1.338-6 (together with the Share Allocation and the Asset Allocation, the “Purchase Price Allocation”).  The Purchase Price Allocation shall be prepared in accordance with the principles set forth on Schedule 5.07(g).

(ii)  Within 90 days after the Closing, Purchaser shall deliver the Purchase Price Allocation to the Seller. Seller shall have the right to review and raise any objections in writing to the Purchase Price Allocation during the 20-day period after receipt thereof. If Seller does not raise any objections in accordance with the procedures set forth in this Section 5.07(g), Seller shall be deemed to have agreed to the Purchase Price Allocation and the Purchase Price Allocation shall become the final Purchase Price Allocation (the “Final Purchase Price Allocation”). If Seller raises an objection in writing in accordance with the procedures set forth in this Section 5.07(g), the parties shall negotiate in good faith to resolve the dispute. If the parties are unable to agree on the Purchase Price Allocation within 30 days after the commencement of such good faith negotiations (or such longer period as Seller and Purchaser may mutually agree in writing), then the parties shall be entitled to use their own allocation with respect to any disputed portion of the Purchase Price Allocation and the agreed portion shall be the “Final Purchase Price Allocation”.

(iii)  Purchaser and Seller agree to (x) be bound by the Final Purchase Price Allocation, (y) act in accordance with the Final Purchase Price Allocation in the preparation of financial statements and filing of all Tax Returns (including with respect to IRS Form 8594) and (z) take no position inconsistent with the Final Purchase Price Allocation for all Tax purposes unless otherwise required by applicable Law. The parties shall, in good faith, make adjustments to the Final Purchase Price Allocation as necessary to account for any adjustments to the Purchase Price. In the event that any Taxing Authority disputes the Final Purchase Price Allocation, Seller or Purchaser, as the case may be, shall promptly notify the other parties in writing of the nature of such dispute.

(h)  Transfer Taxes.  All Transfer Taxes imposed or levied by reason of, in connection with or attributable to this Agreement and the Transaction Agreements or the transactions contemplated hereby and thereby shall be borne solely by Purchaser.  Purchaser and Seller shall reasonably cooperate to (i) minimize or eliminate any Transfer Taxes and (ii) prepare and timely file any Tax Returns relating to such Transfer Taxes and timely pay all such Transfer Taxes.

(i)  Seller Consolidated Returns.  Notwithstanding anything in this Agreement to the contrary, Seller shall retain all rights with respect to any Seller Consolidated Return (including the right to prepare, file and defend any Seller Consolidated Return, including in any Tax audit or other Proceeding), and Purchaser shall have no rights with respect thereto, including any right to access or to review any Seller Consolidated Return.  “Seller Consolidated Return” means any Tax Return of a Seller Consolidated Group (including any related books, information, records or documentation).

SECTION 5.08  Publicity.  No press release or other public announcement concerning the Transactions shall be issued by a party or such party’s Affiliates without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release or public announcement may be required by applicable Law, Judgment or any Governmental Entity, in which case the party required to make the press release or public announcement shall allow the other party reasonable time to comment thereon in advance of such issuance.  The parties agree that any press releases to be issued with respect to the execution and delivery of this Agreement shall be in the form, of substance and with timing agreed upon by Seller and Purchaser (the “Announcements”).  Notwithstanding the foregoing, (a) this Section 5.08 shall not apply to any press release or other public announcement made by any of the parties hereto which (i) is consistent with the Announcements and the terms of this Agreement and does not contain any information relating to Seller, Purchaser or the Business Group that has not been previously announced or made public in accordance with the terms of this Agreement or (ii) is made in the ordinary course of business and does not relate specifically to this Agreement or the Transactions and (b) each of Seller and Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Transactions.

SECTION 5.09  Names Following Closing.  From and after the Closing, except as expressly provided in this Section 5.09 or in the Transition Services Agreement or as set forth in

Section 5.09 of the Seller Disclosure Letter, any and all rights of the Transferred Company to use the Names shall terminate as of the Closing and shall immediately revert to Seller and its Affiliates (other than the Transferred Company), along with any and all goodwill associated therewith.  As promptly as practicable following the Closing, but in no event later than ninety (90) calendar days after the Closing (the “Transition Period”), Purchaser shall cause the Transferred Company to, as applicable, (i) change its legal name to remove any reference to the Names, (ii) file in each jurisdiction in which the Transferred Company is qualified to do business all documents necessary to reflect such change of name or to terminate its qualification in such jurisdiction under such name, and (iii) promptly thereafter, provide documentation reasonably acceptable to Seller evidencing such name changes and filings.  Purchaser acknowledges that it has no rights or interests, and is not acquiring any rights or interests, directly or indirectly, through the Transferred Company or otherwise, to use the Names, except as expressly provided herein.  The Transferred Company shall, for the Transition Period, be entitled to use the existing letterheads, policies and procedures and other internal documents and materials in existence and used in the operation of the Business as of the Closing, in each case, containing the Names; provided that all such uses of the Names shall be in the same form and manner as used in the Business as of the Closing.  No later than the end of the Transition Period, Purchaser shall, and shall cause its Affiliates (including the Transferred Company) to revise all letterheads, policies and procedures and other internal documents and materials to delete all references to the Names.  Except as expressly provided in this Section 5.09 or in the Transition Services Agreement or as set forth in Section 5.09 of the Seller Disclosure Letter, no other right to use the Names is granted by Seller or any of its Affiliates to Purchaser, its Affiliates or, after the Closing, the Transferred Company, whether by implication or otherwise, and nothing hereunder permits Purchaser, its Affiliates or, after the Closing, the Transferred Company, to use the Names in any manner, or to register or seek to register, or to permit, cause or assist any third party to register or to seek to register, any of the Names in any jurisdiction.  Except as set forth in Section 5.09 of the Seller Disclosure Letter, after the Transition Period, Purchaser shall, and shall cause its Affiliates (including the Transferred Company) to, cease to, and not at any time thereafter, hold themselves out as having any affiliation or association with Seller or any of its Affiliates.

SECTION 5.10  Records.

(a)  Purchaser recognizes that certain records of the Business Group Members may contain information relating to Subsidiaries, divisions and businesses of Seller and its Affiliates other than the Transferred Company, and that Seller and its Affiliates may retain copies thereof for legitimate business purposes, subject in all cases to the provisions of Section 5.13.  From and after the Closing Date, Seller shall, and shall cause the Business Group Members to (i) retain, for at least seven years after the Closing Date, any books, records and other documents pertaining to the Business, which are not acquired by Purchaser or the Transferred Company hereunder, that relate to the period prior to the Closing Date, and to make the same available after the Closing Date for inspection and copying by Purchaser for legitimate business purposes, during normal business hours and upon reasonable request and (ii) make reasonably available Seller’s or the Business Group Member’s personnel whose assistance or participation is reasonably required by Purchaser or its representatives in anticipation of, or preparation for, existing or future actions or tax proceedings by a Governmental Entity; provided, however, that any such access to books, records and other documents pertaining to the Business or Seller’s or the Business Group Member’s personnel shall be conducted in a manner not to unreasonably interfere with the Seller Business or any other operations of Seller or the Business Group Members.

(b)  From and after the Closing, Purchaser shall, and shall cause the Transferred Company to (i) retain, for at least seven years after the Closing Date, all books, records and other documents pertaining to the Transferred Company’s business that relates to the period prior to the Closing Date, except for Seller Consolidated Returns and related documentation which shall be governed by Section 5.07(i), and to make the same available after the Closing Date for inspection and copying by Seller for legitimate business purposes and subject to Section 5.13, during regular business hours and upon reasonable request and (ii) make reasonably available Purchaser’s or its Affiliates’ personnel (including, after the Closing, personnel of the Transferred Company) to assist in locating such records and make reasonably available Purchaser’s or its Affiliates’ personnel (including personnel of the Transferred Company) whose assistance or participation is reasonably required by Seller or its representatives in anticipation of, or preparation for, existing or future actions or tax proceedings by a Governmental Entity; provided, however, that any such access to books, records and other documents pertaining to the Transferred Company’s business or Purchaser’s or its Affiliates’ personnel shall be conducted in a manner not to unreasonably interfere with the Business or any other operations of Purchaser or its Affiliates.

SECTION 5.11  Non-Solicitation.  Prior to the Closing, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, (a) solicit, initiate, or knowingly encourage, or take any other action to knowingly facilitate, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Purchaser) any information with respect to, or otherwise cooperate in any way with, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal or (c) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Alternative Proposal.  Seller and its Affiliates shall, and shall cause their representatives to, (i) immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Purchaser or its designees) conducted heretofore with respect to any Alternative Proposal and (ii) as promptly as possible (and in any event within four (4) Business Days following the date hereof) request that each Person (other than Purchaser or its designees) that has previously executed a confidentiality or similar agreement in connection with its consideration of an Alternative Proposal return to Seller or its Affiliates or destroy any non-public information previously furnished or made available to such Person or any of its representatives by or on behalf of Seller, its Affiliates or its representatives in accordance with the terms of the confidentiality agreement in place with such Person and terminate data room access from any such Person and its representatives.

SECTION 5.12  [Intentionally omitted.]

SECTION 5.13  Restrictive Covenants.

(a)  Confidentiality.  From and after the Closing, Seller shall, and shall cause its Affiliates and its and their respective officers, directors, employees, agents and representatives to, keep confidential and not, directly or indirectly, disclose to any other Person, or use for their own benefit or the benefit of any other Person, any confidential and non-public information regarding the Business or the Business Group, including but not limited to, pricing information, management plans, marketing plans, bidding strategies, cost information, business strategies or models, customers, suppliers, competitors, or leasing or bidding policies of the Business, or other information, documents, files or other papers exclusively concerning the Business, whether or not reduced to writing or other tangible medium and regardless of the means by which Seller or its Affiliates learned of such information, including information Seller or its Affiliates helped develop or create.  The obligations of Seller under this Section 5.13 shall not apply to information which (i) is or becomes generally available to the public without breach of Seller’s obligations under this Section 5.13 or (ii) is required to be disclosed by applicable Law or any Judgment; provided, however, that in the case of clause (ii), Seller shall notify Purchaser as early as practicable prior to disclosure to allow Purchaser to take appropriate measures to preserve the confidentiality of such information.

(b)  Non-Competition.  Seller hereby covenants and agrees that, during the period of three (3) consecutive years following the Closing Date, it shall not, directly or indirectly, alone, with others, or by and through an Affiliate, engage in the manufacture, sale or distribution of ready-mix concrete or in the ownership, management, or control of a person engaged in, or assist others with engaging in, the Business, in competition with the Purchaser and/or the Transferred Company, in each case in or into the San Antonio-New Braunfels, Texas MSA or the Austin-Round Rock, Texas MSA (as designated by the U.S. Census Bureau on the date of this Agreement).  Notwithstanding the restrictions contained in this Section 5.13(b), it shall not be a violation for Seller, directly or indirectly, alone, with others, or by and through an Affiliate, to: (i) own up to five percent (5%) of the outstanding securities of any entity whose securities are listed and traded on a nationally recognized securities exchange or market, as long as Seller and its Affiliates do not have the power to control, manage or direct the management, operations or affairs of any such Person, (ii) acquire, and, after such acquisition, own or operate, any Person or Business that is, directly or indirectly, engaged in the manufacture, sale or distribution of ready-mix concrete in or into such territory; provided that, the revenues from such activities do not, in the year preceding such acquisition, exceed twenty-five percent (25%) of the consolidated annual revenues of such Person or Business, or (iii) engage in any Construction Aggregates Business or in the ownership, management, or control of any Person engaged in, or assist others with engaging in, the Construction Aggregates Business.

(c)  Employee Non-Solicit. Seller covenants and agrees that, during the period of twelve (12) consecutive months from the Closing Date, it shall not, directly or indirectly, alone, with others, or by and through an Affiliate, (i) solicit, recruit, hire, employ, engage or attempt to hire, employ or engage any Continuing Employee who is then an employee of Purchaser or one of its Affiliates (including the Transferred Company); (ii) knowingly assist any Person in the recruitment, hiring or engagement of any such Continuing Employee; or (iii) urge, induce or seek to induce any such Continuing Employee to terminate his/her employment with Purchaser or one of its Affiliates.  Notwithstanding the foregoing, nothing herein shall be construed to restrict or prohibit Seller from (A) making general solicitations (including through the use of recruiting or search firms) which are not targeted at any Continuing Employee who is then an employee of Purchaser or one of its Affiliates (including the Transferred Company) or (B) soliciting or hiring any Continuing Employee whose employment by Purchaser or any of its Affiliates is terminated at least six (6) months prior to commencement of employment discussions between Seller or any of its Affiliates and such Continuing Employee.

SECTION 5.14  Resignations.  Seller shall cause to be delivered to Purchaser on the Closing Date resignation letters of such members of the board of directors (or comparable governing body) of the Transferred Company and officers of the Transferred Company which have been requested in writing by Purchaser at least 10 Business Days prior to the Closing Date, such resignation letters to be conditioned upon, and effective concurrently with, the Closing.

SECTION 5.15  Notification.  Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (a) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 6.02(a) or Section 6.03(a), as applicable, or (b) the failure by it to perform or comply with in any material respect any obligation or covenant to be performed or complied with by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; provided further, however, that any failure by a party to provide such notification shall not be deemed to result in a breach of any covenant or agreement of such party hereunder (including this Section 5.15) (it being understood that this proviso shall have no effect on whether the underlying facts, matters or circumstances otherwise result in a breach of a representation or warranty contained in Article II, Article III or Article IV).

SECTION 5.16  Pre-Closing Actions; Pre-Closing Arrangements. At or prior to the Closing, (a) Seller shall cause the actions and the transactions set forth in Section 5.16(a) of the Seller Disclosure Letter to occur (such actions and transactions, the “Pre-Closing Actions”), pursuant to documentation in form and substance reasonably satisfactory to Purchaser or otherwise expressly as contemplated by this Agreement, and (b) Seller and Purchaser shall cooperate in good faith and use commercially reasonable efforts to negotiate and enter into one or more agreements with respect to the arrangements set forth in Section 5.16(b) of the Seller Disclosure Letter.

SECTION 5.17  Shared Contracts.  (a) From the date hereof until the date that is twelve (12) months following the Closing Date, Seller and Purchaser shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to work together (and, if necessary and desirable, to work with the third party to any Shared Contract) to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that, following the Closing, (i) Purchaser, an Affiliate of Purchaser or the Transferred Company is the beneficiary of the rights and is responsible for the obligations related to the portion of such Shared Contract related to the Business (the “Purchaser Portion”), which rights shall be an asset of and which obligations shall be a liability of Purchaser, an Affiliate of Purchaser or the Transferred Company, and (ii) Seller or an Affiliate of Seller (other than the Transferred Company) is the beneficiary of the rights and is responsible for the obligations related to such Shared Contract relating to the Seller Business (the “Seller Portion”), which rights shall be an asset of and which obligations shall be a liability of Seller or an Affiliate of Seller (other than the Transferred Company).  Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable.  If Seller and Purchaser or their respective Affiliates, as applicable, are not able to enter into an arrangement to divide, partially assign, modify or replicate (in whole or in part) the rights and obligations under and in respect of any such Shared Contract prior to the Closing, the Closing shall, subject to the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions), nonetheless take place on the terms set forth herein and, thereafter and until the earlier of (x) the date that is twelve (12) months following the Closing Date and (y) the date on which the division, partial assignment, modification or replication of such Shared Contract is effected, Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate in any commercially reasonable arrangement to provide that (1) Purchaser, an Affiliate of Purchaser or the Transferred Company shall receive the interest in the benefits and obligations of the Purchaser Portion under and in respect of such Shared Contract and (2) Seller or an Affiliate of Seller (other than the Transferred Company) shall receive the interest in the benefits and obligations of the Seller Portion under and in respect of such Shared Contract.

(b)  Nothing in this Section 5.17 shall require either Seller or Purchaser nor any their respective Affiliates to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed as promptly as reasonably practicable by the party on whose behalf such expenses and fees are incurred).  For avoidance of doubt, reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees shall not include any purchase price, license fee or other payment or consideration for the procurement of any asset secured to replace an asset in the course of Seller’s or Purchaser’s obligations under Section 5.17(a).

SECTION 5.18  Replacement of Credit Support Obligations.  With respect to any Credit Support Obligations pursuant to which Seller, its Affiliates (other than the Transferred Company) or third parties provide credit support to the Business or any Business Group Member, including those set forth in Section 5.18(a) of the Seller Disclosure Letter, Purchaser agrees to use commercially reasonable efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Purchaser and Seller shall cooperate to obtain any necessary release effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Seller with respect to all such Credit Support Obligations.  If Purchaser has not obtained the complete and unconditional release of Seller and its Affiliates and any third party guarantor from any Credit Support Obligation set forth in Section 5.18 of the Seller Disclosure Letter (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released, a “Seller Continuing Credit Support Obligation”), then (i) until such release is obtained, (A) Purchaser shall continue to use its commercially reasonable efforts to obtain promptly the complete and unconditional release of Seller, its Affiliates and any third party guarantor from each Seller Continuing Credit Support Obligation and (B) Purchaser and its Affiliates (including the Transferred Company) shall agree not to renew, extend the term of, increase the obligations under or transfer to a third party any Contract pursuant to which the

Business or any Business Group Member may be liable under any Seller Continuing Credit Support Obligation and (ii) Purchaser shall indemnify the Selling Entities from, and reimburse the Selling Entities for, any demand or draw upon, or withdrawal from, any Seller Continuing Credit Support Obligation or any cash or other collateral required to be posted in connection with or in the place of any Seller Continuing Credit Support Obligation and the carrying costs of any cash or other collateral, the fronting fee costs and any other out-of-pocket third party costs and expenses resulting from a Seller Continuing Credit Support Obligation.

SECTION 5.19  Release.

(a)  Effective as of the Closing, Purchaser, on behalf of itself and its Affiliates and each of their respective successors, assigns and past and present directors, managers, officers and employees, and each of their respective heirs, successors and assigns (collectively with Purchaser, the “Releasors”), hereby unconditionally and irrevocably waives, releases, discharges, remises and acquits Seller, its Affiliates, and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns, in each case in their capacity as such (collectively, the “Releasees”), jointly and individually, of and from any and all Proceedings and claims, demands, obligations, causes of action or liabilities arising at or prior to Closing, out of or in any matter related to (i) the organization, management or operation of the Business or the Transferred Company or their relationship with the Transferred Company, in each case relating to any matter, occurrence, action or activity on or prior to the Closing, (ii) the Transactions (including any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement or in any other Transaction Agreement), (iii) any information (whether written or oral), documents or materials furnished in connection with the Transactions, (iv) the direct or indirect ownership of the Transferred Equity Interests or any other interest in the Transferred Company, (v) the termination of Seller’s status as an equityholder of the Transferred Company as a result of the consummation of the Transactions, (vi) actions taken by Transferred Company officers, directors, employees, agents, attorneys, accountants and representatives in connection with the negotiation, authorization, approval and recommendation of the terms of the Transactions, and (vii) any rights to revenue, equity, options, or warrants of, or dividends or other distributions in respect of any Transferred Equity Interests or any other interest in the Transferred Company, whether known or unknown and which occurred, existed or was taken or permitted at or prior to the Closing. Purchaser, for itself and the other Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against any Releasees, based on any of the foregoing; provided, however, that, notwithstanding anything herein to the contrary, Purchaser is not releasing any claims against employees or agents of the Transferred Company to the extent such claims do not relate to the Transactions. Other than as specifically set forth in the foregoing sentence, Purchaser, on behalf of itself and the other Releasors, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims (including Section 1542 of the California Civil Code or any provision of other state or federal Law), and affirms that it is releasing all known or unknown claims that it has or may have against any of the Releasees.

(b)  Effective as of the Closing, Seller, on behalf of itself and its Affiliates and each of their respective successors, assigns and past and present directors, managers, officers and employees, and each of their respective heirs, successors and assigns (collectively with Seller, the “Seller Releasors”), hereby unconditionally and irrevocably waives, releases, discharges, remises and acquits Purchaser, its Affiliates, and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns, in each case in their capacity as such (collectively, the “Purchaser Releasees”), jointly and individually, of and from any and all Proceedings and claims, demands, obligations, causes of action or liabilities arising at or prior to Closing, out of or in any matter related to (i) the Transactions (including any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement or in any other Transaction Agreement), (ii) any information (whether written or oral), documents or materials furnished in connection with the Transactions, and (iii) actions taken by Purchaser’s or its Affiliates’ officers, directors, employees, agents, attorneys, accountants and representatives in connection with the negotiation, authorization, approval and recommendation of the terms of the Transactions.  Seller, for itself and the other Seller Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against any Purchaser Releasees, based on any of the foregoing.

(c)  Notwithstanding the foregoing, nothing in this Section 5.19 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party to the extent arising out of this Agreement, any of the other Transaction Agreements or any other agreement entered into by a Releasee in connection with the transactions contemplated by this Agreement.

SECTION 5.20  Termination of Intercompany Agreements.  Effective as of the Closing, but subject to the occurrence of the Closing, (a) except for the Intercompany Accounts set forth on Section 5.20 of the Seller Disclosure Letter, Seller and its controlled Affiliates (other than the Transferred Company), on the one hand, and the Transferred Company, on the other hand, shall eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that the Transferred Company, on the one hand, and Seller and its Affiliates (other than the Transferred Company), on the other hand, do not have any further liability to one another (and without any costs or other liabilities of Purchaser or any of its controlled Affiliates (including, following the Closing, the Transferred Company)) in respect of such Intercompany Accounts following the Closing and (b)  except as otherwise set forth in the Transition Services Agreement, the Ready-Mix Plant Supply Agreement, Odessa Distributor Agreement, the Terminal Leases or the RMC Leases, the Affiliate Contracts shall be terminated in their entirety and shall be without further force or effect, without any further obligations or liabilities of Seller or any of its controlled Affiliates (other than the Transferred Company), on the one hand, and Purchaser or any of its controlled Affiliates (including, following the Closing, the Transferred Company), on the other hand, following the Closing.

SECTION 5.21  Insurance.

(a)  From and after the Closing, Seller agrees to use commercially reasonable efforts (i) to cause the Transferred Company and the Purchaser to be afforded to continuing coverage under its and its Affiliates’ casual and general liability, auto liability, employment practices liability and cyber insurance policies to the extent related to or providing coverage to the Business, but solely for exposures, claims, losses, occurrences, or other covered perils arising out of or relating to the operation or conduct of the Transferred Company, the Transferred Assets or the Business that occurred or existed prior to the Closing (whether reported prior to, on or after the Closing) that would reasonably be expected to be covered by such insurance policies, and (ii) to provide reasonable assistance to the Transferred Company and Purchaser to notify the insurers under such insurance policies of any claims related to such occurrences prior to the Closing and to use commercially reasonable efforts to assist, and to cause any third party claims administrator retained by Seller or its Affiliates from time to time to assist, the Transferred Company and Purchaser in administering such claims and obtaining the proceeds relating to such claims to the extent coverage under such policies is so available; provided that (x) Purchaser and the Transferred Company shall exclusively bear (and Seller and its Affiliates shall have no obligation to repay or reimburse Purchaser or the Transferred Company for) the amount of any “deductibles” or retentions associated with any such claims under such policies as the same would have applied to the Transferred Company or the Business had the Closing not occurred and shall otherwise be liable for all uninsured, unrecovered, unavailable or uncollectible amounts of such claims, (y) Purchaser and the Transferred Company shall be liable, and shall reimburse Seller, for any fees, costs or expenses, including any prospective premium adjustments for pre-Closing occurrence based policies to the extent arising from any such claims, incurred by Seller or its Affiliates directly or indirectly through the insurers or reinsurers of such insurance policies relating to such claims and (z) Seller shall have the right (but not the obligation) to monitor or associate with such claims. Seller shall not be liable for the inability of Purchaser to collect insurance proceeds under any such insurance policy. The terms of such policies shall remain unaffected by the terms of this Agreement. Notwithstanding the foregoing, Seller and its Affiliates may cancel, elect not to renew, or amend any insurance policies of Seller or its Affiliates in the manner they deem appropriate in their good faith conduct of their respective businesses without any liability to Purchaser, the Transferred Company or any of their respective Affiliates.

(b)  From and after the Closing Date, Purchaser shall, and shall cause the Transferred Company and any counsel representing them or insurance administrator to use commercially reasonable efforts to, keep Seller reasonably informed of the status of all claims asserted against the insurance policies maintained by Seller and its Affiliates from time to time.

SECTION 5.22  Litigation.  In the event that any Proceeding related to this Agreement or the Transactions is brought, or, to the Knowledge of Purchaser, on the one hand, or Seller, on the other hand, threatened in writing, against Purchaser or any of the directors or officers of Purchaser by any of Purchaser’s stockholders, on the one hand, or against Seller or any of the directors or officers of Seller by any of Seller’s stockholders, on the other hand, in each case prior to the Closing, the party against whom such Proceeding is brought or threatened shall promptly notify the other party of any such Proceeding and keep such other party reasonably informed with respect to the status thereof.  The party against whom such Proceeding is brought or threatened shall provide the other party the opportunity to participate in (at its sole cost and subject to a customary joint defense agreement), but not control, the defense of any such Proceeding, shall give due consideration to the other party’s advice with respect to such Proceeding and shall not settle or agree to settle any such Proceeding without the prior written consent of the other party, such consent not to be unreasonably withheld, delayed or conditioned.  For the avoidance of doubt, the party against whom such Proceeding is brought or threatened shall bear all of its costs of investigation and all of its defense and attorneys’ and other professionals’ fees related to such Proceeding (other than any costs related to the other party’s participation as aforesaid).

SECTION 5.23  Wrong Pockets.

(a)  In the event that it is discovered that there was an omission of (i) the transfer or conveyance by the Transferred Company to, or the acceptance or assumption by, any member of the Seller Group of any Excluded Asset or Excluded Liability, as the case may be, or (ii) the transfer or conveyance by any member of the Seller Group to, or the acceptance or assumption by, the Transferred Company or Purchaser of any Transferred Asset or Assumed Liability, as the case may be, until the earlier of (A) the date that is one year following the Closing and (B) the date on which such asset or liability is so transferred, conveyed, accepted or assumed, as the case may be, Seller and Purchaser shall, and shall cause their respective Affiliates to, subject to Section 1.06, use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption of such asset or liability, as the case may be, as promptly as reasonably practicable.

(b)  In the event that it is discovered that there was a transfer or conveyance (i) by the Transferred Company to, or the acceptance or assumption by, any member of the Seller Group of (x) any asset that, if held by the Seller Group, would constitute a Transferred Asset or (y) any Assumed Liability, as the case may be, or (ii) by any member of the Seller Group to, or the acceptance or assumption by, the Transferred Company or Purchaser of (x) any asset that, if held by the Transferred Company, would constitute an Excluded Asset or (y) any Excluded Liability, as the case may be, until the earlier of (A) the date that is one year following the Closing and (B) the date on which such asset or liability is so transferred or conveyed, as the case may be, Seller and Purchaser shall, and shall cause their respective Affiliates to, subject to Section 1.06, use reasonable best efforts to transfer or convey such asset or liability back to the transferring or conveying party or to rescind any acceptance or assumption of such asset or liability, as the case may be, as promptly as reasonably practicable.

(c)  Following the Closing, without effect on the Purchase Price, (i) Seller shall promptly transfer to Purchaser (A) any payment or funds which, per the terms of this Agreement, belongs to Purchaser and is received by Seller after the Closing and (B) copies of any substantive communications received by Seller after the Closing, including from a Governmental Entity or customer, supplier, distributor, landlord, licensee, service provider or other business partner, to the extent related to the Business, and (ii) Purchaser shall promptly transfer to Seller (A) any payment or funds which, per the terms of this Agreement, belongs to Seller and is received by Purchaser after the Closing and (B) copies of any substantive communications received by Purchaser after the Closing, including from a Governmental Entity or customer, supplier, distributor, landlord, licensee, service provider or other business partner, to the extent related to the Seller Business.

SECTION 5.24  Real Estate Matters.  Seller shall, and shall cause its applicable Affiliates to, reasonably cooperate with Purchaser (at the request of Purchaser) in obtaining, in the event Purchaser elects to obtain (i) a new owner’s title insurance policy (or bring-downs of or endorsements, including, without limitation, non-imputation endorsements, to any existing title insurance policy, if available) from a nationally recognized title company selected by Purchaser, effective as of a date reasonably proximate to the Closing Date, in an amount determined by Purchaser, insuring the Transferred Company’s or Purchaser’s fee simple title interest in and to each Owned Real Property or Transferred Company’s or Purchaser’s leasehold interest (to the extent insurable) in and to each Leased Real Property, as applicable, free and clear of any Liens, other than Permitted Liens, and (ii) a land title survey or “quick map” of each Owned Real Property (or updates to existing land title surveys or “quick map” surveys, if available) from a licensed surveyor selected by Purchaser, sufficient to allow the title company to remove the “survey exception” from or provide the “survey deletion” in the title policy referenced in clause (i) above, dated as of a date reasonably proximate to the Closing Date and certified to Purchaser, the Transferred Company (if applicable) and the title company.  Seller agrees that any such cooperation will include (to the extent practicable and requested by Purchaser) using commercially reasonable efforts to cause the removal or discharge of, or, to the extent consistent with prudent title insurance practice, to cause the title company to omit as exceptions or affirmatively insure over in the applicable title insurance policy, any Liens that are not Permitted Liens, delivery by Seller and its Affiliates of any customary and reasonable affidavits required by the title company in form and substance reasonably satisfactory to Seller and the title company, and the granting of access to each applicable Owned Real Property and Leased Real Property by the above-referenced surveyor at reasonable times, upon reasonable notice and subject to reasonable limitations.  Purchaser shall be responsible for the cost and expense of any title policy, any survey, any “quick map”, and any related due diligence or service (other than the removal or discharge of any Lien that is not a Permitted Lien) under this Section 5.24, subject to the last sentence hereof. For the avoidance of doubt, and without limiting Seller’s cooperation obligations hereunder, neither the delivery of any such affidavits nor the issuance of any such title insurance policies shall constitute a condition to Closing.  Seller’s obligations under this Section 5.24 shall survive the Closing for a period of one (1) year.  Seller agrees to reimburse Purchaser an amount equal to the lesser of (a) 50% of the total cost of base title policy premiums for all title insurance policies obtained under this Section 5.24, and (b) $250,000.  For the avoidance of doubt, Purchaser shall pay for all costs of title insurance or any other item in this Section 5.24, except Seller’s contribution in the preceding sentence, including the cost of excess premiums and any endorsements or extended coverage and survey costs.

SECTION 5.25  Prorations.  Notwithstanding anything herein to the contrary, except to the extent constituting accounts payable with respect to the Business, any periodic expense items such as rent, utilities and similar expenses with respect to the Business or the Transferred Assets that relate to a period beginning before the Closing Date and ending after the Closing Date shall be apportioned as of Closing such that Seller shall be liable for (and shall reimburse Purchaser to the extent that Purchaser or its Affiliates shall pay) that portion of such expense items relating to, or arising in respect of, periods through the Closing Date and Purchaser shall be liable for (and shall reimburse Seller or the relevant Selling Entity to the extent it shall have paid) that portion of such expense items relating to, or arising in respect to, periods after the Closing Date; provided that this Section 5.25 shall not apply to the Current Period Payroll, Taxes or any other amount specifically addressed elsewhere in this Agreement.

SECTION 5.26  Data Room.  Seller shall deliver or cause to be delivered to Purchaser promptly following the Closing, but in any event, within ten (10) Business Days after the Closing, five (5) copies of one or more CDs, DVDs or USB flash drives containing copies of all documents (in a machine readable format) that were posted to the Intralinks Project Atlas data site that was accessible by Purchaser and its representatives as of the date hereof and again as of immediately prior to the Closing.

ARTICLE VI

Conditions Precedent

SECTION 6.01  Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase and pay for the Transferred Equity Interests and the Transferred Assets and the obligation of Seller to sell the Transferred Equity Interests and the Transferred Assets to Purchaser is each subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by both Purchaser and Seller) on or prior to the Closing Date of the following conditions:

(a)  No Restraints.  No applicable Law, Judgment or temporary, preliminary or permanent injunction or other restraint or prohibition enacted, entered, promulgated, enforced or issued by any Governmental Entity (collectively, “Restraints”) enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions shall be in effect.

(b)  HSR Act.  Any waiting period (and any extension thereof) under the HSR Act shall have expired or shall have been terminated and any time period during which the parties have agreed not to consummate the transaction shall have passed.

SECTION 6.02  Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase and pay for the Transferred Equity Interests and the Transferred Assets is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Seller contained in Article II and Article III (other than the Seller Fundamental Representations), without giving effect to any materiality or Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the Closing Date as though made on the Closing Date, except for breaches as to matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the ability of the Selling Entities to consummate the Transactions, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be so true and correct on and as of such earlier date).  The Seller Fundamental Representations, disregarding for purposes hereof any materiality, “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties, shall be true and correct in all material respects (except for the representations and warranties in

Section 2.04 (first sentence only) which shall be true and correct in all respects), in each case as of the Closing Date as though made on the Closing Date, except to the extent such Seller Fundamental Representations expressly relate to an earlier date (in which case such representations and warranties shall be so true and correct on and as of such earlier date).

(b)  Performance of Obligations of Seller.  Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.

(c)  Seller Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an authorized representative of Seller, stating that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

SECTION 6.03  Conditions to Obligation of Seller.  The obligation of Seller to sell the Transferred Equity Interests and the Transferred Assets is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Purchaser contained in Article IV (other than the Purchaser Fundamental Representations), without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the Closing Date as though made on the Closing Date, except for breaches as to matters that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be so true and correct on and as of such earlier date).  The Purchaser Fundamental Representations, disregarding for purposes hereof any materiality, “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties, shall be true and correct in all respects (except for any de minimis inaccuracies), in each case as of the Closing Date as though made on the Closing Date, except to the extent such Purchaser Fundamental Representations expressly relate to an earlier date (in which case such representations and warranties shall be so true and correct on and as of such earlier date).

(b)  Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing.

(c)  Purchaser Certificate.  Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an authorized representative of Purchaser, stating that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

SECTION 6.04  Frustration of Closing Conditions.  (a)  Purchaser may not rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use in accordance with the terms of this Agreement its required efforts to cause the Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

(b)  Seller may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use in accordance with the terms of this Agreement its required efforts to cause the Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

ARTICLE VII

Termination

SECTION 7.01  Termination.  (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(i)  by mutual written consent of Seller and Purchaser;

(ii)  by Seller, upon written notice to Purchaser, if there shall have been a breach by Purchaser of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.03(a) or Section 6.03(b) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Purchaser (x) shall not have commenced good faith efforts to cure such breach within 30 calendar days following receipt by Purchaser of written notice of such breach from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 7.01(a)(ii) and the basis for such termination or (y) is not thereafter continuing to use good faith efforts to cure such breach; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(ii) if Seller is in material breach of any of its representations, warranties, covenants or agreements set forth herein;

(iii)  by Purchaser, upon written notice to Seller, if there shall have been a breach by Seller of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.02(a) or Section 6.02(b) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Seller (x) shall not have commenced good faith efforts to cure such breach within 30 calendar days following receipt by Seller of written notice of such breach from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 7.01(a)(iii) and the basis for such termination or (y) is not thereafter continuing to use good faith efforts to cure such breach; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(iii) if Purchaser is in material breach of any of its representations, warranties, covenants or agreements set forth herein; or

(iv)  by Seller or Purchaser, by written notice to the other, if:

(A)  the Closing shall not have occurred on or prior to November 20, 2024 (as may be extended, the “Outside Date”); provided that if, as of November 20, 2024, the condition set forth in Section 6.01(a) (to the extent due to a Restraint relating to the HSR Act) or Section 6.01(b) shall not have been satisfied but all of the other conditions set forth in Article VI have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall automatically be extended to February 20, 2025 which date shall thereafter be deemed to be the Outside Date; provided, further, that if, as of February 20, 2025, the condition set forth in Section 6.01(a) (to the extent due to a Restraint relating to the HSR Act) or Section 6.01(b) shall not have been satisfied but all of the other conditions set forth in Article VI have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall automatically be extended to May 20, 2025 which date shall thereafter be deemed to be the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(a)(iv)(A) shall not be available to any party whose failure (or whose Affiliate’s failure) to perform any material covenant or obligation under this Agreement has been the principal cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date; or

(B)  any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(a)(iv)(B) shall not be available to any party who has failed (or whose Affiliate has failed) to have used the required efforts to prevent the entry of and remove such Restraint in accordance with its obligations hereunder.

(b)  In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall promptly be given to the other party and this Agreement shall be terminated and the Transactions shall be abandoned, without further action by any party.  If this Agreement and the Transactions are terminated and abandoned as provided herein:

(i)  Purchaser shall return to Seller all documents and other materials received by it or any of its Affiliates or any of their respective officers, directors, employees, equityholders, agents or representatives from Seller or any of its Affiliates or any of their respective officers, directors, employees, equityholders, agents or representatives relating to the Transactions, whether obtained before or after the execution of this Agreement; and

(ii)  all confidential information received by Purchaser or any of its Affiliates or any of their respective officers, directors, employees, equityholders, agents or representatives with respect to the business of Seller or its Affiliates (including the Transferred Company) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02  Effect of Termination.  (a)  If this Agreement is terminated and the Transactions are abandoned pursuant to Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the following provisions which shall survive such termination:

(i)  Section 5.03 (relating to the obligation of Purchaser to keep confidential certain information obtained by it);

(ii)  Section 5.05 (relating to certain expenses);

(iii)  Section 5.08 (relating to publicity);

(iv)  Article VII (relating to termination); and

(v)  Article IX (relating to general matters).

(b)  Nothing in this Section 7.02 shall be deemed to release any party from any liability for any willful and material breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 7.03  Purchaser Termination Fee.  (a)  In the event that this Agreement is terminated by Seller or Purchaser pursuant to (i) Section 7.01(a)(iv)(A), and at the time of such termination, (A) one or more of the conditions set forth in Section 6.01(a) (solely to the extent that the applicable Restraint is in respect of, pursuant to or arises under any Antitrust Law) or Section 6.01(b) has not been satisfied or waived and (B) all of the other conditions set forth in Section 6.02 have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on the date of such termination) or (ii) Section 7.01(a)(iv)(B) (solely to the extent that the applicable Restraint is in respect of, pursuant to or arises under any Antitrust Law), then Purchaser shall pay or cause to be paid to Seller a termination fee of $100,000,000 in cash (the “Purchaser Termination Fee”) by wire transfer of immediately available funds so long as Seller has provided Purchaser with wire instructions for such payment, (x) in the case of a termination by Seller, no later than two Business Days after such termination or (y) in the case of a termination by Purchaser, simultaneously with such termination; it being understood that in no event shall Seller be required to pay or cause to be paid the Purchaser Termination Fee on more than one occasion.

(b)  Except in the case of Actual Fraud or the willful and material breach by Purchaser of any representation, warranty or covenant set forth in this Agreement, (x) payment of the Purchaser Termination Fee described in this Section 7.03 shall constitute the sole and exclusive remedy of Seller against Purchaser, any other subsidiary of Purchaser and their respective current, former or future representatives (collectively, the “Purchaser Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated, and (y) upon payment of the Purchaser Termination Fee, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  If Purchaser fails to promptly make any payment required in accordance with this Section 7.03 and Seller commences a Proceeding to collect such amount that results in a judgment against Purchaser, Purchaser shall reimburse Seller for its reasonable and documented out-of-pocket fees and expenses (including any such attorneys’ fees and expenses) incurred in connection with such Proceeding and will pay interest on the amount of the payment at the prime rate published in The Wall Street Journal in effect on the date the payment was payable in accordance with this Section 7.03, with such interest to accrue beginning on the date such amount was so payable to the date of payment.

ARTICLE VIII

Indemnification

SECTION 8.01  General Indemnification by Seller.  (a)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser against, and hold it harmless from, any loss, liability, claim, damage or expense, including reasonable and documented third party legal fees and expenses (collectively, “Losses”), suffered or incurred by Purchaser, its Affiliates (including the Transferred Company) and each of their respective officers, directors, employees, equityholders, agents and representatives (collectively, the “Purchaser Indemnitees”) (other than any Loss relating to Taxes, for which indemnification is provided under Section 8.03) to the extent arising or resulting from: (i) any liability arising out of or relating to the Seller Business (including the ownership or operation thereof) or any Excluded Liability, in each case, whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued, and (ii) any breach by any Selling Entity of any covenants or agreements contained herein that by their terms are to be performed in whole or in part after the Closing.

(b)  Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Purchaser, on behalf of itself and each other Purchaser Indemnitee, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, Purchaser, on behalf of itself and each other Purchaser Indemnitee, hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than those expressly contemplated by clauses (i) and (ii) of the immediately preceding sentence) it or any Purchaser Indemnitee may have against Seller or any of Seller’s Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith or any applicable Law, in each case except pursuant to the indemnification provisions set forth in this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.01(b) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Purchaser may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Purchaser be entitled to receive indemnification for any Losses (or Taxes) to the extent the amount of such Losses (or Taxes) are reflected in the calculation of Closing Indebtedness and therefore reflected in the calculation of the Final Closing Date Amount.

SECTION 8.02  General Indemnification by Purchaser.  (a)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Purchaser shall indemnify Seller against, and hold it harmless from, any Loss suffered or incurred by Seller and its Affiliates and each of their respective officers, directors, employees, equityholders, agents and representatives (collectively, the “Seller Indemnitees”) (other than any Loss relating to Taxes, for which indemnification is provided under Section 8.03) to the extent arising or resulting from any liability arising out of or relating to: (i) the Business or a Transferred Asset (including the ownership or operation thereof) or an Assumed Liability, whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued (other than, in each case, any Excluded Liabilities), or (ii) any breach by Purchaser of any covenants or agreements contained herein that by their terms are to be performed in whole or in part after the Closing.

(b)  Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Seller, on behalf of itself and each other Seller Indemnitee, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, Seller, on behalf of itself and each other Seller Indemnitee, hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than those expressly contemplated by clauses (i) and (ii) of the immediately preceding sentence) it or any Seller Indemnitee may have against Purchaser or any of Purchaser’s Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith or any applicable Law, in each case except pursuant to the indemnification provisions set forth in this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.02(b) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Seller may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Seller be entitled to receive indemnification for any Losses (or Taxes) to the extent the amount of such Losses (or Taxes) are reflected in the calculation of Closing Indebtedness and therefore reflected in the calculation of the Final Closing Date Amount.

SECTION 8.03  Tax Indemnification.  (a)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser and its Affiliates against, and hold them harmless from:

(i)  all Taxes of Seller and any of its Affiliates (other than the Transferred Company), including any Taxes imposed on the Transferred Company (or its Affiliates) pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of any applicable Tax Law) (“Seller Taxes”);

(ii)  all Taxes resulting from any breach of any covenant or agreement relating to Taxes contained in Section 5.07 made or to be performed by Seller or any of its Affiliates (including the Transferred Company solely with respect to periods prior to the Closing);

(iii)  all Taxes arising out of or relating to the Transferred Company or the Transferred Assets (including, in each case, the ownership and operation thereof) for any Pre-Closing Tax Period; and

(iv)  any reasonable third party legal fees and expenses resulting from the items described in clauses (i)  through (iii) above;

provided that, notwithstanding anything to the contrary in this Agreement, Seller shall not be liable under this Section 8.03 for any such Taxes, fees or expenses to the extent such Taxes, fees or expenses are described in Section 8.03(b).

(b)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Purchaser shall indemnify Seller and its Affiliates against, and hold them harmless from:

(i)  all Taxes arising out of or relating to the Transferred Company or the Transferred Assets (including, in each case, the ownership or operation thereof), for any period beginning after the Closing Date;

(ii)  all Taxes resulting from any breach of any covenant or agreement relating to Taxes contained in Section 5.07 made or to be performed by Purchaser or any of its Affiliates (including the Transferred Company but solely with respect to periods following the Closing);

(iii)  all Taxes resulting from any Purchaser Tax Act;

(iv)  all Transfer Taxes allocated to Purchaser pursuant to Section 5.07(h); and

(v)  any reasonable third party legal fees and expenses resulting from the items described in clauses (i) through (iv) above.

(c)  Any indemnity obligation for Taxes pursuant to this Section 8.03 shall be paid within 30 Business Days after Purchaser or Seller, as applicable, makes written demand upon the other party claiming it is entitled to indemnification under this Section 8.03, but in no case later than five Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority.

(d)  The obligations to indemnify and hold harmless any party pursuant to this Section 8.03 shall terminate 60 calendar days after the expiration of the applicable statute of limitations for the underlying matter; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a good faith claim by delivering a notice of such claim in writing (stating in reasonable detail the basis of such claim) pursuant to Section 8.05 or Section 8.06 to the party to obligated to provide the indemnification. For the avoidance of doubt, Seller shall not indemnify Purchaser pursuant to this Section 8.03 to the extent Seller has reimbursed Purchaser for such amount pursuant to a provision of Section 5.07 or to the extent such amount was included in the calculation of Indebtedness.

SECTION 8.04  Calculation of Losses; Mitigation.  (a)  The amount of any Loss (including a Tax) for which indemnification is provided under this Article VIII shall be (i) net of any amounts recovered by the indemnified party under insurance policies or otherwise with respect to such Loss (including a Tax) (after taking into account costs of collection and any increase in premium) and (ii) reduced or offset by any Tax deductions, credits or similar attributes arising as a result of such Loss actually realized by Purchaser or its Affiliates in the year in which the loss occurred (calculated on a “with or without” basis). The amount of the Loss (including a Tax) arising out of any item included as a liability in calculating Closing Indebtedness, if any, shall be calculated net of the amount so included.

(b)  Notwithstanding anything to the contrary herein or provided under applicable Law, Losses shall not include Losses that are in the nature of punitive, incidental, consequential, special, treble or indirect damages or damages based on any multiple, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity, in each case of any kind or nature, regardless of the form of action through which any of the foregoing are sought, in each case except to the extent any such Losses are awarded and paid by an indemnified party with respect to a Third-Party Claim.

(c)  Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party or a Seller Indemnitee or Purchaser Indemnitee hereunder, including by using commercially reasonable efforts to (i) resolve any such claim or liability and (ii) mitigate any Loss for which indemnification is sought under this Agreement; provided, however, that the reasonable and documented out-of-pocket costs of such mitigation shall constitute Losses for purposes of this Agreement.  In the event that Purchaser or Seller shall fail to use such commercially reasonable efforts to resolve or mitigate any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person to the extent of any loss, liability, claim, damage or expense that would reasonably be expected to have been avoided if Purchaser or Seller, as the case may be, had made such efforts.

SECTION 8.05  Indemnification Procedures for Other Than Tax Claims.

(a)  Third-Party Claims.  In order for a Person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.01 or Section 8.02 in respect of, arising out of or involving a claim made by any third Person (that is not a party to this Agreement or an Affiliate of such a party) against the indemnified party (a “Third-Party Claim”), such indemnified party must notify the party required to provide indemnification therefor (the “indemnifying party”) in writing (and in reasonable detail) of the Third-Party Claim within 10 Business Days after receipt by such indemnified party of notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure.  Thereafter, the indemnified party shall deliver to the indemnifying party, within five Business Days after the indemnified party’s receipt thereof, copies of all material notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim.

(b)  Assumption.  If a Third-Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party.  Should the indemnifying party so elect in writing to assume the defense of a Third-Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof.  If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense.  The indemnifying party shall be liable for the reasonable and documented fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third-Party Claim in accordance with Section 8.05(a)).  If the indemnifying party chooses to defend or prosecute a Third-Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to testify and provide additional information and explanation of any material provided hereunder.  Whether or not the indemnifying party assumes the defense of a Third-Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent.  If the indemnifying party assumes the defense of a Third-Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third-Party Claim and which releases the indemnified party completely in connection with such Third-Party Claim; provided, however, that the indemnifying party shall not, without prior written consent of the indemnified party

(which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third-Party Claim on a basis that would result in (i) injunctive or other nonmonetary relief against the indemnified party, including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the indemnified party or (ii) a finding or admission of fault or misconduct by the indemnified party.

(c)  Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 8.01 or Section 8.02 that does not involve a Third-Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall promptly deliver written notice of such claim (describing such claim in reasonable detail) to the indemnifying party.  Subject to Section 8.08, the failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 8.01 or Section 8.02, except to the extent that the indemnifying party shall have been prejudiced as a result of such failure.  If the indemnifying party does not notify the indemnified party within 45 calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 8.01 or Section 8.02, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 8.01 or Section 8.02 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

(d)  Tax Claims.  Tax Claims shall be governed by Section 8.06 and not by this Section 8.05.

SECTION 8.06  Indemnification Procedures for Tax Claims.  (a)  If any Taxing Authority makes a claim that, if successful, might result in an indemnity payment pursuant to Section 8.03 (a “Tax Claim”), the indemnified party shall promptly (and in any event within 15 Business Days of receipt of written notice of such Tax Claim) notify the indemnifying party in writing (and in reasonable detail) of such Tax Claim.  If the indemnified party does not provide notice of a Tax Claim to the indemnifying party within a reasonably sufficient period of time to allow the indemnifying party to effectively contest such Tax Claim, the indemnifying party shall not be liable to any indemnified party for such Tax Claim to the extent that the indemnifying party’s position is prejudiced as a result thereof.

(b)  With respect to any Tax Claim relating to Taxes that might result in an indemnity payment pursuant to Section 8.03, the indemnifying party shall have the right, at its cost and expense, to control all Proceedings taken in connection with such Tax Claim; provided that (i) if such party does not assume the defense of any such Tax Claim within 20 days of notice by the indemnified party, the indemnified party may defend the same in such manner as it may deem appropriate, including, but not limited to, settling such Tax Claim and (ii) in no case will Purchaser be permitted to control any Tax Claim relating to Taxes of the Seller Consolidated Group.

(c)  The parties shall fully and timely cooperate with each other in contesting any Tax Claim, which cooperation shall include the retention (and upon the other party’s request, the provision to the other party) of records and information that are relevant to such Tax Claim and the making of employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at Proceedings relating to such Tax Claim; provided, however, that in no case will Seller be required pursuant to this provision to provide any records or information of the Seller Consolidated Group.

(d)  In no case shall any Seller Indemnitee or Purchaser Indemnitee settle or otherwise compromise any Tax Claim (other than any Tax Claim relating to Taxes of the Seller Consolidated Group, which Seller shall solely control) without the prior written consent of other party (not to be unreasonably withheld, condition or delayed).

SECTION 8.07  Tax Treatment of Payments.  Any payment made under this Article VIII shall be treated as an adjustment to the Purchase Price for Tax purposes.

SECTION 8.08  Survival of Representations and Covenants.  None of the representations, warranties, covenants and agreements contained in this Agreement or any other document contemplated hereby shall survive the Closing, except for (a) the covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, which covenants and agreements shall survive in accordance with their terms, and (b) the covenants and agreements in Section 5.07, which shall survive the Closing until the expiration of the applicable statute of limitations. Subject to Section 8.01, Section 8.02 and Section 8.03, except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05, (ii) claims of, or causes of action arising from, related to or otherwise attributable to, Actual Fraud and (iii) claims arising from breach of the covenants and agreements included in this Agreement or in any Transaction Agreement to be performed fully or in part following the Closing, Purchaser, on behalf of itself and each of its Affiliates (including the Transferred Company) and each of their respective officers, directors, employees, equityholders, agents and representatives, on the one hand, and Seller, on behalf of itself and each of its Affiliates and each of their respective officers, directors, employees, equityholders, agents and representatives, on the other hand, each agrees that it shall have no recourse after the Closing with respect to any and all claims relating to this Agreement or the transactions contemplated hereby.

ARTICLE IX

General Provisions

SECTION 9.01  Amendments and Waivers.  This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the party against whom such amendment or waiver shall be enforced.  The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

SECTION 9.02  Assignment.  This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of Law in connection with a merger or consolidation of such party) without the prior written consent of the other party; provided that Purchaser may assign its rights hereunder, in whole or in part (including the right to acquire the Transferred Equity Interests and any of the Transferred Assets), to any Affiliate of Purchaser who is a “United States person” within meaning of Section 7701(a)(30) of the Code without such prior written consent; provided, however, that such assignment shall not release Purchaser from any liability or obligation hereunder.  Any attempted assignment in violation of this Section 9.02 shall be void.

SECTION 9.03  No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their permitted assigns, any legal or equitable rights or remedies hereunder; provided, however, that each of this Section 9.03 and Article VIII is intended to be for the benefit of, and be enforceable by, the Purchaser Indemnitees and the Seller Indemnitees, as applicable; provided further, however, that each of this Section 9.03, Section 7.02 and Section 7.03(b) is intended to be for the benefit of, and be enforceable by, each Purchaser Related Party.

SECTION 9.04  Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three calendar days after mailing (or one Business Day in the case of express mail or overnight courier service in time for next Business Day delivery), as follows:

(i)  if to Purchaser,

CRH Americas Law Group

900 Ashwood Parkway
Suite 600
Atlanta, Georgia  30338
Attention:  David Toolan, General Counsel Americas
Email:  David.toolan@crh.com

with a copy to (which copy alone shall not constitute notice):

Kilpatrick Townsend & Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
Attention:  Richard Cicchillo, Jr. & Kelsey P. Donnalley
Email:  rcicchillo@ktslaw.com & kdonnalley@ktslaw.com

And to:

CRH Americas Law Group
900 Ashwood Parkway
Suite 600

Atlanta, Georgia  30338
Attention: Scott Voelker, Assistant General Counsel
Email: scott.voelker@crh.com

(ii)  if to Seller,

Martin Marietta Materials, Inc.
4123 Parklake Avenue
Raleigh, North Carolina 27612
Attention:  C. Howard Nye, Chairman, President & Chief Executive Officer
Roselyn R. Bar, Executive Vice President & Corporate Secretary
Email:       Ward.Nye@martinmarietta.com
Roselyn.Bar@martinmarietta.com

with copies to (which copies alone shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

       Attention:   Robert I. Townsend III, Esq.
George F. Schoen, Esq.
Email:        RTownsend@cravath.com
GSchoen@cravath.com

Any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

SECTION 9.05  Right to Specific Performance.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, subject to this Section 9.05, the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 9.11, this being in addition to any other remedy to which any party is entitled at Law or in equity.  The right to specific enforcement shall include the right of Seller to cause Purchaser to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement.  The parties hereto further agree (a) to cooperate fully in any attempt by the other party to obtain any such equitable remedy, (b) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (c) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy. The parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the parties hereto would not have entered into this Agreement.

SECTION 9.06  Interpretation; Exhibits and Schedules; Certain Definitions.  (a)  The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Other than with respect to the Outside Date, if any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day.  Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) any reference herein to “material to the Business” shall be construed to mean “material to the Business, taken as a whole” (vii) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (viii) this Agreement shall be deemed to have been drafted by Purchaser and Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (ix) all references or citations in this Agreement to Laws shall, when the context requires, be considered references or citations to any successor Laws, and shall be deemed to also refer to all rules and regulations promulgated thereunder, (x) the word “or” shall not be exclusive, (xi) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (xii) the phrases “provided”, “delivered”, or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties, including, in the case of material “provided”, “delivered”, or “made available” to Purchaser, that, except as expressly specified in the second sentence of Section 3.01(b), such material has been posted in the “data room” (virtual) established by Seller or its representatives and to which, but only to the extent to which, Purchaser and its representatives had access to such information prior to execution of this Agreement, and (xiii) for purposes of Article II and Article III, any reference to Transferred Company shall include its predecessor-in-interest solely to the extent the business, operations, assets, properties or liabilities of such predecessor-in-interest comprised the Business.  The parties hereto intend that each representation and warranty contained herein shall have independent significance.  If any party has breached any representation or warranty contained herein in any respect, the fact that there exists another representation or warranty relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation or warranty.

(b)  For all purposes hereof:

“Accounting Principles” means, except as set forth in Section 9.06(b)(i) of the Seller Disclosure Letter, (i) the accounting practices, principles, policies, procedures and methodologies used in the preparation of the Financial Statements and (ii) to the extent not covered by Section 9.06(b)(i) of the Seller Disclosure Letter or the foregoing clause (i), GAAP in effect as of the date of the Balance Sheet.

“Actual Fraud” means actual and intentional (as opposed to imputed or constructive) fraud with respect to the representations and warranties expressly set forth in this Agreement that is committed by the party making such representations or warranties (excluding, for the avoidance of doubt, any theory of fraud premised upon recklessness or gross negligence).

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliate Contract” means any contract between the Transferred Company, on the one hand, and Seller or any of its Affiliates, on the other hand, excluding, for the avoidance of doubt, any Transaction Agreement.

“Alternative Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Business or (ii) 20% or more of the outstanding Equity Interests of the Transferred Company, in each case other than the transactions contemplated hereby.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, in each case, as amended, and the antitrust, competition or trade regulation laws of any jurisdiction other than the United States, including any other federal, state, foreign or multinational law, code, rule, regulation or decree designed or intended to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment or lessening of effective competition.

“Assumed Benefit Plan” means any Benefit Plan or any portion thereof, (i) that is sponsored by the Transferred Company or (ii) any assets or liabilities of which Purchaser has explicitly agreed to assume pursuant to this Agreement.

“Assumed Liability” means any liability to the extent arising out of or relating to the Business (including the ownership or operation thereof) or a Transferred Asset, whether any such liability arises before or after the Closing, or any Assumed HR Liability, in each case whether known or unknown, contingent or accrued, but in each case other than the Excluded Liabilities.

“Benefit Plan” means (i) any compensation, incentive bonus or other bonus, pension, profit sharing, savings, retirement, supplemental retirement, stock purchase, deferred compensation, incentive compensation, stock ownership, equity-based compensation, paid time off, salary continuation, life, perquisite, fringe benefit, vacation, change of control, severance, retention, disability, death benefit, hospitalization, sick leave, medical, welfare benefit or other plan, program, policy, arrangement, agreement or understanding, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA), in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Affiliates or its ERISA Affiliates, for the benefit of one or more current or former Business Employees or any of their respective dependents or a current or former consultant or independent contractor who provides or provided services to the Business, and (ii) all employment, consulting, bonus, incentive compensation, deferred compensation, equity or equity-based compensation, indemnification, severance, retention, change of control or termination agreements or arrangements between Seller or any of its Affiliates and any current or former Business Employee and any independent contractor, in the case of clauses (i) and (ii), other than (A) any Multiemployer Plan or (B) any arrangement or policy required by applicable Law.

“Business” means, collectively, (i) the business of mining minerals used in the production of cement and processing, producing, manufacturing, stockpiling, storing, marketing, distributing, transporting, transferring and selling cement products, in each case, in or from the Hunter Plant and the Cement Terminals as conducted by the Business Group as of the date of this Agreement and (ii) the businesses of processing, producing, manufacturing, marketing, distributing, transporting, transferring and selling ready-mix concrete in or from the Ready-Mix Plants as conducted by the Business Group as of the date of this Agreement, and, for the avoidance of doubt, for purposes of both (i) and (ii), excluding the Construction Aggregates Business.

“Business Assets” means the assets and the properties of the Transferred Company, including those set forth on Section 9.06(b)(ii), and the assets and properties of the other Business Group Members used in the Business, including the Transferred Assets, but excluding the Excluded Assets.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City or Atlanta, Georgia are authorized or obligated by applicable Law or executive order to close.

“Business Employee” means (x) each employee of Seller or its Affiliates who is exclusively dedicated to the Business, including each such employee who, as of the Closing Date, is on leave of absence (including medical leave, military leave, workers’ compensation leave and short-term or long-term disability) or vacation and (y) any individual set forth on

Section 9.06(b)(iii) of the Seller Disclosure Letter. For the avoidance of doubt, “exclusively dedicated” shall mean such individual spends one hundred percent (100%) of his or her work time with Seller and its Affiliates dedicated to the Business (other than a reasonable amount of work time spent on administrative matters that may not be deemed to be solely dedicated to the Business).

“Business Group” means collectively, (i) the Transferred Company and (ii) Seller and any Affiliate of Seller, but in the case of this clause (ii) only to the extent Seller’s or such Affiliate’s business, operations, assets, properties or liabilities comprise the Business (which, for the avoidance of doubt, shall include by sponsoring any Benefit Plan or employing any Business Employee); and “Business Group Member” means, individually, any of the foregoing Persons.

“Business Intellectual Property” means all Intellectual Property included in the Business Assets.

“Cash” means all cash or cash equivalents of the Transferred Company, including (i) cash in hand, bank balances, term deposits and cash on deposit (including uncleared checks or drafts received or deposited for the account of the Transferred Company), (ii) short-term investments that are readily convertible to cash, including short-term deposits with original maturities of three months or less, demand deposits, savings accounts, certificates of deposit, money market funds, U.S. treasury bills and other highly liquid marketable securities and (iii) credit card collections in hand, but excluding (x) any amounts required to cover uncleared checks or drafts issued by the Transferred Company (to the extent a corresponding amount has been released from accounts payable) and bank overdrafts, (y) any amounts held in escrow or trust for any other Person, and (z) any cash or cash equivalents treated as restricted cash in accordance with the Accounting Principles.

“Cement Terminals” means the cement terminals listed in Section 9.06(b)(iv) of the Seller Disclosure Letter, some of which are indicated therein as being co-located with Seller’s Construction Aggregates Business (the “Colocated Terminals”).

“Code” means the Internal Revenue Code of 1986, as amended.

“Construction Aggregates” means stone, sand gravel, lime or limestone (including waste material from cement production), or other aggregates or materials, in each case that are not used or held for use for, or in connection with, the manufacture of cement, clinker or other cementitious material, including any waste material from the production of cement.

“Construction Aggregates Business” means the business of processing, producing, manufacturing, marketing, mining, stockpiling, distributing, transporting for sale, transferring and selling of Construction Aggregates.

“Contract” means any contract, lease, sublease, license, indenture, agreement, commitment or other legally binding arrangement.

“COVID-19” means the COVID-19 pandemic, including any evolutions or mutations of the COVID-19 disease, any subsequent waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction (or any other measures affecting the compensation or benefits of employees), reduced capacity, social distancing, shut down, closure, sequester, safety or similar law, directive or guidelines promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

“Credit Support Obligations” means letters of credit, guarantees, surety bonds, trust agreements, accounts receivable recourse and repurchase agreements and other credit support instruments issued by Seller or any of its Affiliates (including the Transferred Company) or third parties on behalf of Seller, the Transferred Company or the Business.

“Current Period Payroll” shall mean salary or wage obligations (including associated employment Taxes) for Business Employees that are employed by Purchaser or a Purchaser Affiliate after Closing in respect of the payroll period of a Business Group Member in progress as of the Closing (but not including any amounts payable in such period but earned or attributable to services in prior periods); provided, that Current Period Payroll shall not include any bonuses, change in control payments, retention payments, severance payments and other amounts (however denominated), payable at or after the Closing to Business Employees to the extent that such amounts are incurred or payable solely as a result of or in connection with the Transactions, including any related Taxes or Benefit Plan payments or contributions in respect thereof .

“Employee on Disability Leave” shall mean any Business Employee who, as of the Closing Date, (x) is on long-term disability leave or (y) has incurred a disabling event that would entitle such Business Employee to benefits under the long-term disability plan of Seller and its Affiliates.

“Environmental Laws” means any and all applicable Laws relating to pollution, protection of human health (as such relates to exposure to hazardous or toxic substances or wastes) or the environment, including environment-related reclamation and financial assurance obligations.

“Equity Interest” means any share capital, membership interest, partnership interest or other equity interest in a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other person or entity that, together with Seller is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Assets” means (a) accounts receivable with respect to the Business and relating to goods or services provided prior to the Closing, (b) Cash and (c) the following other assets of the Seller Group:

(i)	Contracts. All Contracts primarily related to or primarily used in the Seller Business, including the rights related to the Seller Portion of any Shared Contract;

(ii)	Real Property. All interests in real property, other than the Owned Real Property and the Leased Real Property;

(iii)	Permits. All Permits primarily related to or primarily used in the Seller Business;

(iv)	Intellectual Property. All Intellectual Property, other than the Transferred Intellectual Property;

(v)	IT Systems. All IT Systems, other than the Transferred IT Systems;

(vi)
Personal Property. All fixtures, machinery, furniture, office equipment, automobiles, trucks, motor vehicles and other transportation equipment, tools and other tangible personal property, other than the Transferred Personal Property;

(vii)	Benefit Plans. All Benefit Plans; and

(viii)
Other. Other than assets of a type set forth in the foregoing clauses (i) to (vi), all other assets, properties, Contracts and claims of every nature, tangible and intangible, primarily related to or primarily used in the Seller Business.

“Excluded Liabilities” means (i) any liability of the Transferred Company to the extent arising out of or relating to the Seller Business (including the ownership or operation thereof) or an Excluded Asset, in each case whether any such liability arises before or after Closing, is known or unknown or is contingent or accrued (other than any Assumed HR Liabilities), (ii) all of the accounts payable with respect to the Business and relating to goods or services provided prior to the Closing, (iii) any Indebtedness, whether of the Transferred Company or any Selling Entity, except to the extent taken into account in the Final Closing Date Amount, (iv) Excluded HR Liabilities, (v) any liability arising out of or relating to any Proceeding listed on Section 3.13 of the Seller Disclosure Letter, and (vi) any costs and expenses incurred in connection with this Agreement, the other Transaction Agreements and the Transactions that are the responsibility of the Seller pursuant to Section 5.05.

“Final Closing Date Amount” means an amount equal to:

(i)	the Purchase Price; plus

(ii)	Closing Cash; plus

(iii)	Closing Inventory; minus

(iv)	Target Inventory; minus

(v)	Closing Indebtedness;

as finally determined pursuant to Section 1.04.

“Financial Statements” means (a) the unaudited combined balance sheets of the Business as of December 31, 2021 and December 31, 2022 and the unaudited combined statements of operations of the Business for the twelve (12)-month periods then ended and (b) the unaudited combined balance sheet of the Business as of August 31, 2023 (the “Balance Sheet”) and the unaudited combined statement of operations of the Business for the eight (8)-month period then ended, in each case, as set forth in Section 9.06(b)(v) of the Seller Disclosure Letter.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Hazardous Substance” means (i) any petrochemical or petroleum distillate, derivative or by-product, radioactive material, polychlorinated biphenyl, asbestos or per- or polyfluoroalkyl substance, or (ii) any other material, substance or waste defined, classified or regulated as “hazardous” or “toxic” or as an environmental “contaminant” or “pollutant” or words of similar meaning and regulatory effect, pursuant to Environmental Law.

“Hunter Plant” means the Hunter cement plant located at 7781 FM 1102, New Braunfels, Texas.

“Indebtedness” means, as determined in accordance with the Accounting Principles (to the extent applicable), without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, fees, expenses, breakage, make-wholes or penalties payable as a result of the consummation of the Transactions or the repayment of such Indebtedness at Closing) arising under, any obligations of the Business consisting of (i) indebtedness for borrowed money, whether short or long term, (ii) all lease obligations of the Business as of the Closing that are required to be capitalized in accordance with GAAP or that have been classified as a capital or finance lease in the Financial Statements, including, without limitation, the obligations of the Business pursuant to the Oasis Natural Gas capital commitment, (iii) obligations evidenced by bonds, notes, debentures or other similar instruments or by letters of credit (but only to the extent drawn), (iv) purchase money obligations, conditional sale obligations, obligations under any title retention agreement and all other obligations relating to the deferred purchase price of property or services, including any earn-outs or other contingent amounts (valued at their maximum amounts), (v) obligations in respect of amounts outstanding under overdraft or similar lines, (vi) obligations in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (vii) reimbursement obligations under letters of credit, bankers’ acceptances, performance bonds, surety bonds or similar obligations, in each case, to the extent actually drawn, (viii)  the sum (which may not be less than zero) of accrued and unpaid Taxes of the Transferred Company or with respect to the Transferred Assets (other than any such Taxes included on a Seller Consolidated Return), minus current Tax assets of the Transferred Company or with respect to the Transferred Assets (other than any such Tax assets included on a Seller Consolidated Return), (ix) any unpaid dividends or distributions or amounts owed by the Transferred Company to the Seller or its Affiliates (including management fees), (x) guarantees of obligations of the type described in the foregoing clauses of any other Person and (xi) all indebtedness of the type described in the foregoing clauses (i) through (xi) above secured by any Lien on Business Assets or the Transferred Equity Interests as of the Closing.

“Independent Expert” means KPMG LLP or, if such firm is unable or unwilling to serve, another internationally recognized independent public accounting firm agreed upon by Purchaser and Seller in writing.

“Information Security Incident” means any known or suspected compromise of the Personal Information.  For purposes of this definition, the term “compromise” is intended to include, with respect to the Personal Information, any incident (including any ransomware attack, distributed denial-of-service attack or similar incident) that results in any unauthorized access, acquisition, use, alteration, destruction or loss of such information.

“Initial Closing Date Amount” means an amount equal to:

(i)	the Purchase Price; plus

(ii)	Estimated Cash; plus

(iii)	Estimated Closing Inventory; minus

(iv)	Target Inventory; minus

(v)	Estimated Closing Indebtedness;

as set forth in the Estimated Closing Statement.

“Intellectual Property” means the following, in any and all countries:  (i) patents, utility models and industrial designs, and all applications and issuances therefor, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations and continuations-in-part with respect thereto; (ii) trademarks, trade names, service marks, and all applications, registrations and renewals therefor, together with the goodwill associated with any of the foregoing; (iii) all registrations of internet domain names; (iv) copyrights, applications and registrations therefor; (v) Software; (vi) Trade Secrets, and (vii) to the extent not otherwise covered above, any other intellectual property rights in inventions, technology, confidential information, discoveries, improvements, concepts, ideas, techniques, methods, processes, designs, plans, schematics, drawings, analytics, working notes and memos, formulae, technical data, specifications, research and development information, market studies, consultant reports, prototypes, sales methods, technology and product roadmaps customer lists and bid and quote information.

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or indebtedness between Seller or any of its Affiliates (other than the Transferred Company), on the one hand, and the Transferred Company, on the other hand.

“Inventory” means all raw materials, work in progress, finished goods (excluding any obsolete inventory), supplies (including tire inventory), bulk fuel and spare parts owned or held by or on behalf of a Business Group Member for use primarily in the Business.

“IT Systems” means all (i) computers, telecommunications and network equipment, servers, workstations, routers, hubs, switches, circuits, networks and all other information technology equipment and (ii) related off-the-shelf, commercially available Software and customized Software developed for the Transferred Company or that is a part of the Transferred Assets, in each case owned, leased or licensed by the Transferred Company or a Selling Entity to the extent a part of the Transferred Assets and used in connection with the Business as of the Closing Date.

“Knowledge” means, with respect to Seller or any relevant Selling Entity, the actual knowledge of any of the individuals listed in Section 9.06(b)(vi) of the Seller Disclosure Letter, after reasonable inquiry of the employees of Seller or any relevant Selling Entity that directly report to such individual, but without further investigation by such individuals.

“Liens” means any mortgages, liens, security interests, charges, pledges or similar encumbrances of any kind.

“Material Adverse Effect” means a material adverse effect on the business, operations, financial condition or results of operations of the Business, taken as a whole; provided, however, that the effects of any of the following shall not, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, any such material adverse effect:  (i) any change or prospective change in applicable Law, GAAP or any applicable accounting standards or any interpretation thereof or any change or prospective change in the interpretation or enforcement of any of the foregoing, (ii) general economic, political, social, regulatory or business conditions or changes or prospective changes therein (including the commencement, continuation or escalation of war, terrorism, armed hostilities or national or international calamity) or the conditions of any credit, financial or capital markets, (iii) financial and capital markets conditions, including interest rates, and any changes therein, (iv) currency exchange rates, and any changes therein, (v) any change generally affecting the industry or geographic markets in which the Business operates, (vi) the entry into or announcement of this Agreement, the identity of, or any facts or circumstances relating to, Purchaser or any of its Affiliates or the pendency or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities  (provided that this clause (vi) shall not apply to the representations and warranties set forth in Section 2.03 or Section 3.04), (vii) the compliance with the terms of this Agreement or any other Transaction Agreement or the taking of any action required, or in accordance with, this Agreement or any other Transaction Agreement, or the failure to take any action if that action is prohibited by this Agreement or any other Transaction Agreement, (viii) any act of God, weather-related event, volcanoes, tsunamis, earthquakes, hurricanes, tornados or other natural disaster, pandemic, force majeure event or other similar event, (ix) any act of sabotage or terrorism, any escalation or worsening of such acts of sabotage or terrorism or change in geopolitical conditions, (x) any failure of the Business, as the case may be, to meet any internal or external projections, forecasts, estimates, budgets, milestones or internal or external financial or operational predictions

(provided that clause (x) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts, estimates, budgets, milestones or financial or operational predictions has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)), (xi) changes or prospective changes in credit ratings of the Business or any of the Business Group Members, (xii) any matter to which Purchaser has consented or hereafter consents, in each case, in writing or (xiii) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; provided that the exceptions in clauses (i), (ii), (iii), (v), (viii) or (ix) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence or state of facts has a disproportionate impact on the Business, taken as a whole, relative to other participants in the industry in which the Business operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

“Names” means the names, phrases and logos set forth on Section 9.06(b)(vii) of the Seller Disclosure Letter and any other names, phrases or logos including any such word or logo, and any trademarks, service marks, internet domain names, trade names, trade dress, social media identifiers, handles and tags, or other identifiers of source or goodwill containing, incorporating, based on, associated with, confusingly similar to, or dilutive of any of the foregoing, in any jurisdiction in the world.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (d) the limited liability company operating agreement and the certificate of formation of a limited liability company, (e) the trust agreement, deed of trust, and any declaration, statement or instrument required to form or maintain such trust, (f) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any other Person and (g) any amendment, amendment and restatement, modification or supplement to any of the foregoing.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet due and payable, or that are being contested in good faith by appropriate Proceedings (with adequate reserves having been made therefor) for which adequate reserves have been established in accordance with GAAP on the books of the Transferred Company or the applicable Selling Entity, and Liens of lessors over assets owned by them and leased to a third party, (ii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business (but solely to the extent not constituting Indebtedness), (iii) Liens for Taxes, assessments or other governmental charges that are not due and payable or that may be paid without penalty, or that are being contested in good faith by appropriate Proceedings (with adequate reserves having been made therefor) for which adequate reserves have been established in accordance with GAAP on the books of the Transferred Company or the applicable Selling Entity, (iv) easements, covenants, conditions, rights-of-way, leases, restrictions, encroachments and other similar charges and encumbrances or other minor title defects that do not and would not reasonably be expected to materially interfere with the ordinary conduct of the Business at the real property to which they relate, (v) zoning, building, land use Laws and other similar restrictions imposed by any Governmental Entity having jurisdiction over such real property, that are not violated in any material respect by the current conduct of the Business at the real property to which they relate, (vi) Liens that have been placed by any developer, owner, landlord or other third party either on any Leased Real Property or on property over which any Business Group Member has easement rights, or any subordination or similar agreements relating thereto, (vii) Liens securing rental payments under capitalized leases, (viii) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations, (ix) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course of business, (x) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (xi) Liens that will be released at or prior to the Closing, (xii) Liens created by or at the request of Purchaser or its Affiliates and (xiii) other imperfections of title or non-monetary encumbrances that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the Business Group as conducted as of the date of this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Entity or other entity.

“Personal Information” means any information or data owned, Processed, or otherwise controlled by the Transferred Company, or that is a part of the Transferred Assets, (a)  that, either individually or when combined with other information or data, can be used to identify, directly or indirectly, a specific individual or (b) any information that constitutes personal information, personally identifiable information or personal data under any Privacy Laws.

“Pre-Closing Separate Return” means any Tax Return required to be filed by or with respect to the Transferred Company for any taxable period that ends on or before or includes the Closing Date, other than a Seller Consolidated Return.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) that ends on or before the Closing Date.

“Processing” has the meaning given to such term in Section 3.10(a).

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02, and Section 4.09.

“Purchaser Tax Act” means (i) any election made by Purchaser or any of its Affiliates under any Law that is effective for (or during) any Pre-Closing Tax Period and (ii) any other action or omission outside of the ordinary course of business by Purchaser or any of its Affiliates (including, after the Closing Date, the Transferred Company), in each case that increases any Taxes of the Seller Business or Seller Consolidated Group (excluding any such action or omission (A) expressly required by this Agreement or (B) effected with the written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed).

“Ready-Mix Plants” means the ready-mix concrete plants listed in Section 9.06(b)(viii) of the Seller Disclosure Letter, some of which are indicated therein as being co-located with Seller’s Construction Aggregates Business (the “Colocated Plants”).

“Reference Time” means 11:59 p.m. (New York City time) on the day immediately preceding the Closing Date.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, discharge, dispersal, leaching, migration or dumping on, under, into, onto or through the environment.

“Sanctioned Country” means any country or territory that is the target of a comprehensive trade embargo by the United States (presently, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person who is, or is owned or controlled by a Person who is (i) located, organized, or resident in a Sanctioned Country, (ii) named on any OFAC sanctions list, including but not limited to OFAC’s Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List, or (iii) otherwise the subject or target of Sanctions.

“Sanctions” means, with respect to any Person, any economic sanctions laws, regulations, embargoes, restrictive measures, lists of blocked or otherwise restricted persons, including those administered, enacted or enforced from time to time by the United States (including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), U.S. Department of State and U.S. Department of Commerce), the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom, or any other jurisdiction in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Business” means the business and operations of Seller and its Affiliates other than the Business.

“Seller Consolidated Group” means any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes that includes Seller or any of its Affiliates.

“Seller Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement and delivered by Seller to Purchaser prior to the execution hereof.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.01, Section 2.02, Section 2.04, Section 2.05, Section 3.01(a), Section 3.02, Section 3.03, Section 3.06 (first sentence only), Section 3.07(a) (second sentence only), and Section 3.07(b) (second sentence only).

“Seller Group” means Seller and its Subsidiaries, other than the Transferred Company.

“Selling Entities” means, collectively, each member of the Seller Group that owns any Transferred Assets or that has obligations or liabilities in respect of, or that are otherwise subject to, any Assumed Liabilities, and “Selling Entity” means any of the Selling Entities.

“Shared Contract” means any Contract pursuant to which Seller or one of its Affiliates (including the Transferred Company), on the one hand, and a counterparty, on the other hand, is bound in any material respect of both (i) the Business and (ii) the Seller Business; provided that Seller and Purchaser may, by mutual consent, elect to include in, or exclude from, this definition any Contract.

“Software” means all: (i) computer programs, whether in source code, object code or human readable form; and (ii) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“Subsidiary” of any Person means any other Person of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person, and including, with respect to Seller, the Transferred Company (prior to the Closing) and each other Selling Entity.

“Target Inventory” means such amount set forth on Exhibit L, which, for the avoidance of doubt, shall not include any spare parts Inventory.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and includes any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Taxing Authority.

“Taxes” means any U.S. federal, state, local or non-U.S. taxes, including all net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, estimated,

franchise, profits, license, capital stock, withholding, payroll, employment, severance, unemployment, personal property, real property, stamp, excise, disability, occupation, transfer, alternative minimum, value added, or other tax charges, fees, imposts, levies, or other assessments however denominated, of any kind whatsoever imposed by any Taxing Authority, in each case, in the nature of a tax, or any interest, penalty or addition incurred under Laws with respect to such taxes and any liability for the payment of any amounts described above, under contract, as a transferee or successor or otherwise by operation of law.

“Taxing Authority” means any Governmental Entity exercising tax regulatory authority.

“Terminal Lease” means a lease agreement for each Colocated Terminal, substantially in the form attached hereto as Exhibit I, to be executed in connection with the Pre-Closing Actions.

“Trade Laws” means, with respect to any Person, all applicable customs, import and export Laws in jurisdictions in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“Trade Secrets” means any trade secrets (as defined in the Uniform Trade Secrets Act and under corresponding statutory or common law) and non-public know-how.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Ready-Mix Plant Supply Agreement, the Odessa Distributor Agreement, each Terminal Lease, each RMC Lease, each Deed, each Lease Assignment and Assumption Agreement, the Bill of Sale and the Assignment and Assumption Agreement and any other agreements and instruments to be executed and delivered in connection with the transactions contemplated by this Agreement.

“Transfer Taxes” means all transfer, documentary, sales, value added, use, stamp, registration, recordation, excise, conveyance and other similar Taxes.

“Transferred Assets” means the following assets of the Seller Group, other than (a) accounts receivable with respect to the Business and relating to goods or services provided prior to the Closing and (b) Cash:

(i)
Contracts. All Contracts (other than licenses of Intellectual Property) primarily related to or primarily used in the Business, including the rights related to the Purchaser Portion of any Shared Contract, including the Contracts set forth on Section 9.06(b)(ix) of the Seller Disclosure Letter;

(ii)
Real Property. That certain Owned Real Property and that certain Leased Real Property set forth on Section 9.06(b))(ix) of the Seller Disclosure Letter (the “Transferred Owned Real Property” and “Transferred Leased Real Property”, respectively);

(iii)	Permits. To the extent transferable, all Permits primarily related to or primarily used in the Business, including the Permits set forth on

Section 9.06(b)(xi) of the Seller Disclosure Letter;

(iv)
Intellectual Property. All Intellectual Property and licenses in respect thereof set forth on Section 9.06(b)(xii) of the Seller Disclosure Letter (the “Transferred Intellectual Property”), and all books and records primarily related to the Business;

(v)	IT Systems. All IT Systems set forth on Section 9.06(b)(xiii) of the Seller Disclosure Letter (the “Transferred IT Systems”);

(vi)
Personal Property. All fixtures, machinery, furniture, office equipment, automobiles, trucks, motor vehicles and other transportation equipment, tools and other tangible personal property located at any Owned Real Property or Leased Real Property and used or held for use in the Business (the “Transferred Personal Property”), including the property set forth on Section 9.06(b)(xiv) of the Seller Disclosure Letter;

(vii)	Inventory. All Inventory; and

(viii)	Other. Other than assets of a type set forth in the foregoing clauses (i) to (vii), all other assets and properties primarily related to or primarily used or held for use in the Business.

“Workers’ Compensation Claim” means a claim for workers’ compensation benefits asserted by a Continuing Employee.

“Workers’ Compensation Event” means, with respect to a Continuing Employee, the occurrence of an event, injury, illness or condition giving rise to a Workers’ Compensation Claim.

SECTION 9.07  Conflicts; Privilege.  (a)  Purchaser agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, the Transferred Company) and its and their respective managers, directors, members, partners, officers and employees, and each of their successors and assigns (all such parties, the “Purchaser Parties”), that Cravath, Swaine & Moore LLP (“Seller’s Counsel”) may serve as counsel to, and Ernst & Young LLP (“EY”) may provide professional services to, Seller, on the one hand, and the Transferred Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement, the other Transaction Agreements and the consummation of the Transactions (the “Current Representation”), and that, following consummation of the Transactions, any Seller’s Counsel may serve as counsel to, and EY may provide professional services to, Seller or any of its Affiliates or any of their respective managers, directors, members, partners, officers or employees, in each case, in connection with any dispute, litigation, claim, Proceeding or obligation arising out of or relating to this Agreement, the other Transaction Agreements or the Transactions (any such representation, the “Post-Closing Representation”), notwithstanding such representation (or any continued representation) of the Transferred Company, and Purchaser on behalf of itself and the Purchaser Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto.  Purchaser acknowledges that the foregoing provision applies whether or not any Seller’s Counsel provide legal services to, and whether or not EY provides professional services to, the Transferred Company after the Closing Date.

(b)  Purchaser, on behalf of itself and the Purchaser Parties, hereby irrevocably acknowledges and agrees that all communications between or among the Business Group Members prior to the Closing, Seller and their counsel (including Seller’s Counsel) made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement or the Transactions, or any matter relating to the foregoing, are privileged communications between Seller and such counsel and the expectation of client confidence belongs to, and shall be controlled by, Seller (notwithstanding that any Business Group Member participated in, was party to or was furnished such communications nor that any Business Group Member is also a client of such counsel), and from and after the Closing, neither Purchaser nor the Transferred Company nor any Person purporting to act on behalf of or through Purchaser or the Transferred Company, will seek to obtain the same by any process.  From and after the Closing, Purchaser, on behalf of itself and the Purchaser Parties, waives and will not assert any attorney-client privilege with respect to any communication between any Seller’s Counsel, the Transferred Company or Seller occurring prior to the Closing in connection with the Current Representation or any Post-Closing Representation, and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, the Transferred Company or any of their respective Affiliates.  In connection with any dispute or Proceeding that may arise between Seller, on the one hand, and Purchaser or, after the Closing, the Transferred Company, on the other hand, Seller (and not Purchaser or the Transferred Company) will have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between any Seller’s Counsel and the Transferred Company that occurred before the Closing.  Notwithstanding the foregoing, in the event a dispute arises between Purchaser or the Transferred Company, on the one hand, and a Person other than Seller (or any Affiliate thereof), on the other hand, after the Closing, the Transferred Company may assert the attorney-client privilege to prevent disclosure of confidential communications by any Seller’s Counsel to such Person; provided, however, that the Transferred Company may not waive such privilege without the prior written consent of Seller.

(c)  In the event that any third party commences Proceedings seeking to obtain from Purchaser or its Affiliates (including, after the Closing, the Transferred Company) attorney-client communications involving any Seller’s Counsel in connection with the Current Representation, Purchaser shall promptly notify in writing Seller so as to permit Seller to participate in any such Proceedings.

SECTION 9.08  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.  Delivery of an executed counterpart of a signature page of this Agreement by electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.09  Entire Agreement.  This Agreement, the other Transaction Agreements and the Confidentiality Agreement, along with the Schedules and Exhibits hereto and thereto, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter.  None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the other Transaction Agreements or the Confidentiality Agreement.  In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of any of the other Transaction Agreements or the Confidentiality Agreement, on the other hand, the provisions of this Agreement shall control.

SECTION 9.10  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.11  Dispute Resolution; Consent to Jurisdiction.

(a)  Except in connection with claims for specific performance pursuant to Section 9.05 or as otherwise provided in Section 1.04, the parties hereto shall attempt in good faith to resolve through negotiation any dispute, claim, or controversy arising out of, relating to, or in connection with this Agreement, whether regarding the terms of this Agreement, the performance or non-performance of a party, the meaning or construction of any provisions or otherwise (collectively, a “Dispute”).  Either party hereto may initiate negotiations by providing written notice in letter form to the other party, setting forth the subject of the Dispute and the relief requested.  The recipient of such notice shall respond in writing within fifteen (15) calendar days with a statement of its position on and recommended solution to the Dispute.  If the Dispute is not resolved by this exchange of correspondence, then a representative of each party, with full settlement authority, shall meet at a mutually agreeable time and place within thirty (30) calendar days of the date of the initial notice in order to exchange relevant information and perspectives, and to attempt to resolve the Dispute.  The statute of limitations shall be tolled while the parties attempt to resolve any Disputes hereunder.

(b)  If the parties are unable to resolve a Dispute subject to Section 9.11(a) by negotiation pursuant to Section 9.11(a), they shall discuss the desirability of submitting the Dispute to mediation or binding arbitration before a single mediator or arbitrator who has had at least ten (10) years’ relevant industry experience in the field that is the subject matter of the Dispute.  This discussion shall take place prior to either party commencing an action in a court of competent jurisdiction in accordance with Section 9.11(c).  If any such Dispute is submitted to binding arbitration, the arbitrator may not through the award compromise any difference between the positions of the parties.  Instead, the parties shall each submit to the arbitrator a proposed award at least three (3) Business Days before any arbitration is scheduled to commence. The arbitrator shall determine the final award based on the submissions of the parties.  The arbitrator may include in the final award an allocation to any party of the fees of the arbitrator and the reasonable expenses incurred in connection with the arbitration if and to the extent the arbitrator deems reasonable, taking into account the relative success of the parties on their claims and counterclaims and defenses.

(c)  If, within fifteen (15) calendar days after the meeting described in Section 9.11(a), the parties have not reached agreement on either resolution of the Dispute subject to Section 9.11(a) or the submission of such Dispute to mediation or binding arbitration pursuant to Section 9.11(b), then the Dispute may be settled by litigation in accordance with this Agreement.

(d)  Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County, the United States District Court for the Southern District of New York and any appellate courts thereof with respect to any appeals for the purposes of any suit, action or other Proceeding and related to or arising out of this Agreement or the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or Proceeding has been brought in an inconvenient forum.  Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.04 shall be effective service of process for any such suit, action or Proceeding.

SECTION 9.12  WAIVER OF JURY TRIAL.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY SUIT, ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS.

SECTION 9.13  Governing Law.  This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

SECTION 9.14  Guarantee. Guarantor hereby absolutely, irrevocably and unconditionally guarantees the due, prompt and full performance, payment and discharge when due of all of the covenants, obligations, agreements and undertakings, including the Purchaser’s obligation to pay the Purchase Price, the Purchaser Termination Fee and any other amount when due hereunder, of Purchaser under this Agreement (such obligations, the “Guaranteed Obligations”) and promises to pay on demand the Guaranteed Obligations.  Whenever this Agreement requires Purchaser to take any action or refrain from taking any action, such requirement shall be deemed to include an undertaking on the part of Guarantor to cause Purchaser to take such action or refrain from taking such action.

The Guaranteed Obligations are a continuing guaranty of payment and performance and not merely of collection, and are in no way conditioned or contingent upon any attempt to collect from, enforce performance or compliance by, or otherwise seek remedies from Purchaser. The Guaranteed Obligations are an absolute, unconditional and irrevocable guarantee and such obligations shall continue in full force and effect until the payment and performance, as applicable, of all of the Guaranteed Obligations  shall have been satisfied in full and will not be affected by any default in payment or performance by Purchaser, the bankruptcy or insolvency of Purchaser, or any other circumstance that might otherwise constitute a legal or equitable defense to the undersigned’s obligations under this guaranty. The undersigned expressly waives (a) promptness and diligence; (b) acceptance, assent and all other rights of notice or demand, including without limitation: (i) notice of acceptance of this guaranty, of Purchaser’s default or nonpayment hereunder, of incurrence of any portion of the Guaranteed Obligation hereunder by Guarantor and of changes in any party’s financial condition; (ii) presentment, protest, notice of protest and demand for payment; (iii) notice of any actions taken pursuant to this Agreement and (iv) any other notice, demand or condition to which the undersigned might otherwise be entitled prior to Seller’s reliance on or enforcement of this guaranty; and (c) any requirement that Seller protect, secure, perfect or insure any security interest or lien or any property subject thereto or exhaust any right or take any action against Purchaser, Guarantor or any other Person. The liability of Guarantor under the Guaranteed Obligations shall be absolute and unconditional irrespective of: (x) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or consent to any departure from any provision of this Agreement in accordance with the terms thereof (except to the extent Purchaser or Guarantor has a defense to such payment or performance, as applicable, under such waiver or consent); (y) the absence, lack of or non-perfection of any lien on or security interest in, any collateral securing the Guaranteed Obligations; and (z) the existence of any claim, set-off, defense or other right that Guarantor may have against any Person (including Purchaser).

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

MARTIN MARIETTA MATERIALS, INC., as Seller,

By:	/s/ C. Howard Nye
	Name:	C. Howard Nye
	Title:	Chairman & CEO

CRH AMERICAS MATERIALS, INC., as Purchaser,

By:	/s/ Scott Parson
	Name:	Scott Parson
	Title:	President

CRH plc, as Guarantor

By:	/s/ Jim Mintern
	Name:	Jim Mintern
	Title:	Chief Financial Officer

[Signature Page to Equity and Asset Purchase Agreement]